Filed Pursuant to Rule 253(g)(2)

File No. 024-12583

OFFERING CIRCULAR

Roots Real Estate Investment Community I, LLC

Up to $75,000,000 in Units

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in the units of membership interests in the Company.

	Per Unit	Total Minimum(2)	Total Maximum
Public Offering Price(1)	$153.07	—	$75,000,000
Proceeds to Us from this Offering to the Public	$153.07	—	$68,000,000
Proceeds to Us from the Private Placement(3)	$100	—	$6,525,654
Maximum Distribution Reinvestment Plan(1)	$153.07	—	$7,000,000
Total Proceeds to Us (Before Expenses)			$81,525,654

(1)	The per unit purchase price in this offering will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to our new NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. The current price per Unit based on the Company’s existing NAV is $153.07. On June 21, 2022, our initial offering of up to $75,000,000 in Units (the “Initial Offering”) was qualified by the SEC. Since the Initial Offering was initially qualified, as of April 30, 2026, the Company has sold an aggregate of approximately 791,017 Units, for total proceeds of approximately $107,528,368.00. We are continuing to raise up to $75,000,000 in Units, subject to the rolling 12-month maximum of $75,000,000, and as of April 30, 2026, we have raised $57,196,461 in the preceding twelve months prior thereto, therefore as of May 1, 2026, we are permitted to raise $17,803,539 over the subsequent 12-month period. Notwithstanding the foregoing, the total offering amount may change from time to time (increase or decrease), depending on the calculation of the total amount raised during the trailing twelve months, as of the date of such calculation, and any change in such offering amount will be reflected in a future post-qualification amendment to this offering circular. Additionally, pursuant to this Offering Circular, in addition to Units being offered in the primary follow-on offering, the Company is offering up to $7,000,000 in Units pursuant to its distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A.
(2)	This is a “best efforts” offering. Closings will be held at our Manager’s discretion, but will be held at least once a month. Investors will become members after our Manager holds a closing. See “How to Subscribe”.
(3)	The Company commenced a private placement offering and sold approximately 63,735 Units at prices ranging from $100.00 to $110.00 per Unit, for a total of approximately $6,525,654, prior to this offering statement being declared “qualified” by the SEC.

We offer our units on a best efforts basis primarily through the online investment portal on the Roots Real Estate Investment Community website (though we may distribute our units through other online portals as deemed appropriate by our Manager). Other offerings of our units may be made pursuant to exemptions under the Securities Act other than Regulation A. The Company incentivizes its renters (the “Residents”) to care for the property he or she is renting from the Company as if it were his or her own, by providing unique financial incentives to the Resident tied directly to the Resident partnering with the Company to take care of the property and proving, on a periodic basis, that they are living in it like they own it. This program is called “Live in it Like You Own It” and is an essential aspect of the Company’s overall business model. We believe it will enhance both the lives of our Residents, and the long-term values of the properties. The Company believes that homeownership does not have to be defined by “owning the home you live in.” It can be expanded to “Living In It Like You Own It.” See “Investment Objectives and Strategy – Investment Strategy and Market Opportunity” for more information about the “Live In It Like You Own It” program.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and nonnatural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is May 12, 2026.

The mailing address of our principal executive office is:

Roots Real Estate Investment Community I, LLC

1344 La France Street NE

Atlanta, Georgia 30307

Attn: Investor Relations

Our telephone number is 404 -965-4162 and our website address is www.investwithroots.com.

Investing in the units of membership interests in the Company (the “Units”) is speculative and involves substantial risks. An investor should purchase these securities only if the investor can afford a complete loss of his, her or its investment. Investors should carefully review the “Risk Factors” section of this offering circular, beginning on page 12, which contains a detailed discussion of the material risks that investors should consider before investing in the Units. These risks include the following:

●	We depend on our Manager to select our investments and conduct our day-to-day operations. We pay fees and expenses to our Manager and its affiliates that are not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
●	This is a “blind pool” offering, and the Company is not committed to acquiring any particular investments with the net proceeds of this offering.
●	There are conflicts of interest between the Company, the Manager and its affiliates.
●	The Company may change its investment guidelines without Member consent, which could result in investments that are different from those described in this offering circular.
●	While the Company’s goal is to pay distributions from its cash flow from operations, the Company may use other sources to fund distributions, including offering proceeds, borrowings or sales of assets. The Company has not established a limit on the amount of proceeds from the public offering that it may use to fund distributions. If the Company pays distributions from sources other than cash flow from operations, it will have fewer funds available for investments and an investor’s overall return may be reduced. In any event, the Company makes distributions as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.
●	The Company calculates its NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, the Company’s NAV may not accurately reflect the actual prices at which its real estate assets and investments, including related liabilities, could be liquidated on any given day due to the natural fluctuation of values in the real estate market.
●	The Company’s operating agreement does not require the Manager to seek Member approval to liquidate assets. No public market currently exists for the Units.
●	If the Company no longer qualifies as a REIT for U.S. federal income tax purposes and no relief provisions apply, it will be subject to entity-level U.S. federal income tax and, as a result, cash available for distribution to investors and the value of the Units could materially decrease.
●	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. The Company cannot predict what the occupancy level will be in a particular building or that any tenant will remain solvent. It also cannot predict the future value of its properties. Accordingly, the Company cannot guarantee that an investor will receive cash distributions or appreciation of his, her or its investment or that the investor will receive his, her or its initial investment back.
●	Investing in a limited number of regions carries the risks associated with significant geographical concentration. Geographic concentration of properties exposes the Company’s projects to adverse conditions in the areas where the properties are located, including general economic downturns and natural disasters occurring in such markets. Such major, localized events in areas where the Company’s properties are located could adversely affect its business and revenues, which would adversely affect the results of operations and financial condition.

Certain market and industry data used in this offering circular has been obtained from independent industry sources and publications and third-party sources, as well as from research reports prepared for other purposes. Any forecasts prepared by such sources are based on data (including third-party data), models and the experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties as other forward-looking statements included in this offering circular.

The information provided by these industry sources should not be construed to sponsor, endorse, offer or promote an investment, nor does it constitute any representation or warranty, express or implied, regarding the advisability of an investment in the Units or the legality of an investment in the Units under appropriate laws.

Roots Real Estate Investment Community I, LLC is a Georgia limited liability company which was formed on December 8, 2020 and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in single family and multifamily residential real estate properties and development projects. Initially, the Company has targeted real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Company may also invest in other major MSAs across the United States. The Company believes that its targeted properties and geographies have displayed strong performance and are expected to be well positioned to see continued healthy rent growth and value appreciation moving forward. While the Company intends primarily to continue to invest in the targeted properties and target geographies outlined above, it may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities that meet its investment guidelines. The Manager (defined below) is not limited to searching only in the Atlanta MSA, and the Company may invest in various major MSAs throughout the United States. The Company may make its investments through majority-owned or wholly-owned subsidiaries, and it may acquire minority interests or joint venture interests in subsidiaries. Additionally, affiliates of the Company may be interest holders in the joint ventures and subsidiaries in which the Company holds a majority or minority interest, which could cause potential conflicts of interests.

The use of the terms “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” in this offering circular refer to Roots Real Estate Investment Community I, LLC, unless the context indicates otherwise. We elected to be taxed, and currently qualify, as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2022.

We are externally managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”) which is a wholly owned subsidiary of the Sponsor, Seed InvestCo, LLC, a Georgia limited liability company (the “Sponsor”). Substantially all of the Company’s business is managed by the Manager. Our Manager operates an online investment and educational community that allows investors to become equity holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the investment portal on the RootsCom website, investors can view details of an investment in RootsCom and sign legal documents online. This portal also allows residents of our real estate assets unprecedented ways to engage with the community and the indirect owners of their residence. The primary mission of the Company is to create attractive returns while making a significant positive impact in the lives of the human beings who invest in, provide to, and rent from the Company, as well as on the communities that it serves.

On June 21, 2022, our initial offering of up to $75,000,000 of units of membership interests in the Company (each a “Unit” and collectively, the “Units”) pursuant to Regulation A was qualified by the SEC (the “Initial Offering”).

In this Follow-On Offering, we are continuing to raise up to $75,000,000 Units, subject to the rolling 12-month maximum of $75,000,000, and as of April 30, 2026, we have raised $57,196,461 in the preceding twelve months prior thereto.

We expect to offer the Units in this offering until the earlier of August 29, 2028, which is three years from the initial qualification date of this offering, or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate this offering at any time or extend the offering. If we decide to extend this offering beyond three years from the date of this offering circular, we will provide this information in an offering circular supplement; however, in no event will we extend this offering beyond 180 days after the third anniversary of the qualification date of the follow-on offering, unless we file an additional follow-on offering.

As of the date of this offering circular, and through June 30, 2026, the per Unit purchase price for the Units will be $153.07 per Unit, which is equal to the NAV per Unit calculated at the end of the first quarter of 2026. Thereafter, within approximately 30 days after the end of the prior fiscal quarter, the per Unit purchase price will be adjusted and will equal the NAV per Unit calculated as of the close of business on the last day of the prior fiscal quarter. For example, prior to July 31, 2026, the Manager will announce the NAV per Unit calculated as of the close of business on June 30, 2026, on our website, www.investwithroots.com, and will update the per Unit purchase price to reflect the new NAV per Unit. Any investments made at any time will be at the published price of the NAV per Unit on the day the Subscription Agreement is signed.

The minimum investment in Units for initial purchases is $100.00, including purchases by individual retirement accounts (“IRAs”) and other tax-deferred accounts. The minimum investment for subsequent purchases of Units is also $100.00, including purchases by IRAs, and other tax-deferred accounts. You should note that an investment in our Units will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Neither the Company nor our Manager provides any retirement plan, retirement, investment or tax advice to any individual investor. In the Manager’s sole discretion, we may in the future increase or decrease the minimum investment amount for all purchasers. We will disclose any new minimum investment amount on our website, www.investwithroots.com, at least two days in advance of that new minimum amount taking effect. Any change to the minimum investment amount will apply prospectively to all new purchasers.

Although we do not intend to list the Units for trading on an exchange or other trading market, we have adopted a Unit redemption program designed to provide our Members with limited liquidity on a quarterly basis for their investment in our Units. See “Description of Our Units—Quarterly Redemption Program” for more details. The Company has not registered, and does not intend to register, under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), in reliance upon the exemptions described in the “Investment Company Act Considerations” section. Investors will not have the benefits and protections arising out of registration under the Investment Company Act.

SUITABILITY STANDARDS

The Company will consider an investor’s answers to a number of questions soliciting information regarding investing experience, investment horizon, current investment portfolio, investment objectives, risk tolerance and liquidity needs. If an investor does not have investing experience or is in need of liquidity from his, her or its investments, the Company will elicit further information from the investor to determine whether an investment in the Units is suitable. While the Company does not have any specific minimum standards that must be satisfied before accepting an investor as a Member (other than the qualified purchaser requirements discussed elsewhere in this Offering Circular), the Company will evaluate the totality of an investor’s responses to these questions to determine whether, in the Company’s sole discretion, an investment in the Units is reasonable. The Company has implemented these suitability standards due to the volatility associated with investing in real estate, the difficulty of reselling Units and the long-term nature of an investment in the Units. The suitability standards will not apply to resales of the Units.

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying or subsequently filed offering circular supplements, collectively referred to as the Offering Circular. Investors should rely only on the information contained in this Offering Circular. The Company has not authorized anyone to provide investors with different information. This Offering Circular may only be used where it is legal to sell these securities. Investors should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This Offering Circular is part of an offering statement that we filed with the Securities and Exchange Commission (the “SEC”) using a continuous offering process. Periodically, as the Company updates its Net Asset Value (“NAV”) per Unit amount or experiences other material developments, it will provide an offering circular supplement that may add, update or change information contained in this Offering Circular. Any statement that the Company makes in this Offering Circular will be modified or superseded by any inconsistent statement made by it in a subsequent offering circular supplement. The offering statement the Company filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. Investors should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in the Company’s annual reports, semi-annual reports and other reports and information statements that it will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov. Also, a copy of the Company’s Offering Circular and all supplements will be posted on the Company’s website, www.investwithroots.com. The contents of the Company’s website (other than the Offering Circular and supplements thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

Those selling Units on our behalf in this Offering, including the Officers of the Company, will be permitted to make a determination that the purchasers of Units in this offering are “qualified purchasers” in reliance on the information and representations provided by an investor regarding the investor’s financial situation. Before making any representation that an investment does not exceed applicable thresholds, we encourage investors to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, the Company encourages investors to refer to www.investor.gov.

The Company includes a copy of Rule 251(d)(2)(i)(C) of Regulation A as an appendix to this Offering Circular and on the RootsCom website.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

The Units are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the Units offered hereby are offered and sold only to “qualified purchasers” or at a time when the Units are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in the Units does not represent more than ten percent (10%) of the greater of their annual income or net worth (for natural persons), or ten percent (10%) of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, the Company, or the Manager, acting on the Company’s behalf, reserves the right to reject any investor’s subscription in whole or in part for any reason, including if the Company, or the Manager, on the Company’s behalf, determines, in its sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person:

1.	whose individual net worth (total assets less total liabilities), or joint net worth with that person’s spouse or spousal equivalent,[1] at the time of such person’s purchase exceeds $1,000,000[2];

2.	who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and who reasonably expects the same income level in the current year. For purposes of this section, the term “income” shall mean an individual’s adjusted gross income for federal income tax purposes increased by (i) any deduction for long-term capital gains under Section 1202 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) any deduction for depletion under Section 611, et seq., of the Code, (iii) any exclusion for interest under Section 103 of the Code and (iv) any losses of a partnership allocated to the individual partner as reported on Schedule E of Form 1040 (or any successor report);

3.	holding in good standing one or more professional certifications or designations, which as of the date of this offering circular the SEC has limited to FINRA Series 7, Series 82 or Series 65 licenses; or

4.	who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940, as amended (the “Investment Company Act” ), of the Company if the Company were deemed to be an investment company[3] (executive officers, directors, trustees, general partners, advisory board member or persons serving in a similar capacity of the investment company or an affiliated management person thereof).

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

1 “Spousal equivalent” is defined as any cohabitant occupying a relationship generally equivalent to that of a spouse. Note that the investment does not have to been registered in joint name, even if relying on joint net worth or joint net income to meet the general eligibility criteria.

2 When determining net worth, the value of the investor’s primary residence must be excluded, and the related amount of indebtedness secured by the primary residence up to its fair market value may also be excluded. However, indebtedness (i) secured by the residence in excess of the value of the home and (ii) obtained within the past 60 days for a purpose other than acquiring the primary residence should be considered a liability and deducted from the investor’s net worth.

3 In this context “investment company” is as defined in Section 3 of the Investment Company Act, but for Sections 3(c)(1) or 3(c)(7) of such act.

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OFFERING SUMMARY

The following information is only a summary of certain information contained elsewhere in this offering circular. Because it is only a summary, it does not contain all of the information that may be important to a prospective investor, and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this offering circular. We reserve the right to change the terms of the offering prior to acceptance of an investor’s subscriptions. Prospective investors will be notified of any such changes that we consider to be material by way of a supplement to this offering circular or by other reasonable means. For a more complete understanding of this offering, we encourage investors to read this offering circular and any other document to which an investor is referred. When we refer to “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” or similar words, we refer to Roots Real Estate Investment Community I, LLC.

The Company	Roots Real Estate Investment Community I, LLC, is a limited liability company which was formed under the laws of the State of Georgia on December 8, 2020 (the “Company”).

The Manager	We are externally managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”), which manages our day-to-day operations, including providing real estate advisory and acquisition services (including performing due diligence on our investments), offering services, asset management services, marketing and advertising services, accounting and other administrative services, Member services, financing services, and disposition services, among others. Our Manager also manages our online portal, www.investwithroots.com. In addition, a team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement.

The Sponsor	Our sponsor is Seed InvestCo, LLC, a Georgia limited liability company. Our Manager is a wholly-owned subsidiary of our Sponsor.

RootsCom Platform

The RootsCom Platform is an online platform for the residents of our residential properties and investors in the REIT, which is focused on real estate and can be found on the website www.investwithroots.com.

The RootsCom Platform provides the ability to:

● transact entirely online, including digital legal documentation, funds transfer, and ownership recordation;

● find educational materials about financial health, saving, building wealth, lifestyle improvement and real estate in general;

● view information about the Company’s real estate assets and related communities;

● manage and track investments easily through an online dashboard; and

● receive automated distributions and/or interest payments, and regular financial reporting.

As of the date of this offering circular, our Units will be offered exclusively online through the RootsCom Platform, or through direct communication with a member of the RootsCom investment team.

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Investment Objectives	The primary business purpose and principal objectives of the Company are to leverage professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and offer unique opportunities and value to the communities that it serves. RootsCom is built to be “Commercially Motivated, and Community Inspired.”

Investment Strategy

The Company’s investment strategy has been, and continues to be, to acquire and manage a portfolio consisting primarily of single family and multifamily residential real estate investments. The Company targets real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Manager may also invest in other major MSAs across the United States. The Manager believes that the Company’s targeted properties and geographies have displayed strong performance and are expected to be well positioned to see continued healthy rent growth and value appreciation moving forward. While the Manager intends primarily to continue to invest in residential real estate in the Atlanta MSA, it may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities that meet its investment guidelines. The Company may make its investments through wholly- or majority-owned subsidiaries, and it may acquire minority interests or joint venture interests in subsidiaries.

The Manager intends to, either directly or through the Sponsor (many times through wholly-owned subsidiaries of the Sponsor), continue to acquire the properties, facilitate the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property, obtain or retain, as applicable, renters, get a third-party certified real property appraisal, and then sell such properties to the Company at or below the appraised fair market value. The Manager or the Sponsor, as applicable, may forego payment for up to five percent (5%) of the value of each property in exchange for equity in the Company. The Company’s Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets, which may be before or after the one (1) and five (5) years, respectively. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquidated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized.

Real Estate Portfolio

Since the commencement of the Initial Offering, as of April 30, 2026, the Company has acquired 581 total properties, 533 of which were curated properties purchased from the Sponsor. See “Investment Objectives and Strategy—Real Estate Portfolio.”

Existing Debt

Since commencement of the Initial Offering, as of April 30, 2026, the Company has incurred $111,352,798 of debt outstanding, secured by 560 properties owned by the Company. It is intended that debt proceeds will be used for future acquisitions of additional real property.

Leverage Policy	The Company expects to use leverage at the portfolio level, and may use asset-level leverage, which, in the aggregate across the portfolio, the Company does not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of its total assets, capital expenditures and closing costs. The debt may be borrowed from institutional lenders, private lenders, affiliates, or the Company, in order to facilitate the acquisition of residential real property and value-add renovations.

Investment Company Act Considerations	Although the Company intends to continue to conduct its business such that it is not deemed to be an “investment company,” as defined under the Investment Company Act of 1940, or the Investment Company Act, it also may rely on one or more exemptions from registration under the Investment Company Act potentially including the exemption contained in Section 3(c)(5)(C) thereof and the rules and regulations thereunder. See “Plan of Operation—Investment Company Act Considerations.”

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The Offering

The Company is offering through the RootsCom Platform, www.investwithroots.com, a maximum of $75,000,000 of units of membership interests (“Units”) to the public on a “best efforts” basis at the current NAV price per Unit of $153.07, and on the terms and conditions described herein and in the Company’s operating agreement, and as of April 30, 2026 the Company has raised $57,196,461 out of the rolling 12-month maximum offering amount of $75,000,000 in Units pursuant to Regulation A. Therefore, we are permitted to raise $17,803,539 over the subsequent 12-month period ($75,000,000 less $57,196,461). Notwithstanding the foregoing, the total offering amount may change from time to time (increase or decrease), depending on the calculation of the total amount raised during the trailing twelve months, as of the date of such calculation, and any change in such offering amount will be reflected in a future post-qualification amendment to this offering circular. When the Units are offered to the public on a “best efforts” basis, the Company is only required to use its best efforts to sell Units. The Sponsor currently owns approximately one thousand six hundred eighty six (1,686) Units. No party, including the Sponsor or Manager, has a firm commitment or obligation to purchase any additional Units.

As of April 30, 2026, the aggregate Units outstanding totaled approximately 791,017, for total proceeds of approximately $107,528,368 (including the 63,735 Units totaling $6,525,654 received in a private placement prior to the Initial Offering being declared effective).

Through June 30, 2026, the per Unit purchase price for the Units will be $153.07 per Unit, which is equal to the NAV per Unit calculated at the end of the first quarter of 2026. Thereafter, within approximately 30 days after the end of the prior fiscal quarter, or as soon as practical thereafter, the per Unit purchase price will be adjusted and will equal the NAV per Unit calculated as of the close of business on the last day of the prior fiscal quarter. For example, prior to July 31, 2026, the Manager will announce the NAV per Unit calculated as of the close of business on June 30, 2026, on our website, www.investwithroots.com, and will update the per Unit purchase price to reflect the new NAV per Unit, which will be reflected in an offering circular supplement filed with the SEC. Any investments made at any time will be at the published price of the NAV per Unit on the day the Subscription Agreement is signed.

The Manager reserves the right, in its sole and absolute discretion, to redeem some or all of a Member’s Units at any time, without notice, for any reason or no reason, and to consider redemption requests outside the fifteen (15) day window set forth herein.

Capital Structure	The equity interests in the Company are divided into Units of the Company’s membership interests, which represent a pro-rata ownership interest in the assets, profits, losses and distributions of the Company (the “Units”).

Distributions

Distributions of available cash flow related to the Company’s rental activity, as determined by the Manager, are made quarterly. REITs are required to distribute to members at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager has, and will continue to, authorize quarterly distributions, payable quarterly in arrears. Our Manager may authorize other periodic distributions as circumstances dictate. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. In addition, the Manager’s discretion as to the payment of distributions will be dictated by the REIT distribution requirements. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager also may authorize additional distributions, beyond the minimum REIT distribution, to avoid these taxes.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Our goal is to generate returns to our Members in the form of income through regular distributions and capital growth through increases in our NAV per Unit. Over the course of your investment, your distributions plus the change in NAV per Unit (either positive or negative), less any applicable Unit redemption fees, will produce your total return. We may pay distributions from sources other than cash flow from operations, including from the proceeds of this offering, and we have no limit on the amounts we may pay from such sources. If you elect to participate in our distribution reinvestment plan, all distributions we pay to you will be automatically reinvested in Units.

As of April 30, 2026, cumulative since the qualification of the Initial Offering, the Company has distributed $7,564,032 to its Unitholders.

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Unit Redemption Program

While you should view your investment in our Units as a long-term investment with limited liquidity, we have adopted a Unit redemption program. We intend to offer partial liquidity for our Members on a quarterly basis in the form of a redemption of a Member’s Units. Each quarter, no more than five percent (5%) of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed, while this offering is ongoing. These caps may be reduced or increased, at any time, in the Manager’s sole discretion. We also may make redemptions upon the death of a Member, or in special circumstances as determined by the Manager in its sole and absolute discretion (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”).

In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established cost per Unit to the public for the quarter then-ending, as reflected in this offering circular, as supplemented. The redemption price per Unit will be decreased by 8% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. Notwithstanding the foregoing, if the Manager elects to redeem such Member’s Units, in its sole discretion (rather than by request of the Member), in the first year of such Member’s ownership, the purchase price per Unit will not be decreased by the 8%. There is currently no secondary trading market for the Company’s Units and the Company does not currently have plans to list its Units on a securities exchange or other market, however, in the event a secondary trading market for the Company’s Units develops, or the Company does determine to list its Units on a securities exchange or other market, the Company will terminate its unit redemption program. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s Unit redemption program at any time, without notice, for any reason or no reason, and to consider redemption requests outside the fifteen (15) day window set forth above. Each Investor acknowledges and agrees that he, she or it is not purchasing the Units because of the possible quarterly redemptions offered by the Company.

Management Compensation

We will pay our Manager certain fees and expense reimbursements for services relating to this offering and the identification, acquisition, and management of our assets. The items of compensation that are, or may be, payable and expenses that are reimbursable to our Manager or its affiliates, as applicable, are as follows: organization and offering expense reimbursement, a possible one-time acquisition fee per acquisition, an ongoing monthly management fee based on a percentage of the revenue generated by the Company, a fixed leasing fee for entering into a new lease or a lease renewal, a fixed maintenance and repair reserve per property that is the maximum amount the Company will have to pay towards repairs and maintenance of the subject property, costs and expenses for capital improvements and normal wear and tear to the properties, a possible one-time disposition fee per final disposition, and ongoing operating expense reimbursements. A more detailed description of these fees can be found in the subsequent line items in this offering summary below, as well as in the table in the “Management Compensation” section of this offering circular.

The Company will not pay our Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of our Units.

Organization and Offering Expense Reimbursement	Our Manager has paid and may continue to pay organization and offering expenses on our behalf. We have reimbursed and will continue to reimburse our Manager for any third-party organization and offering costs and expenses it may incur on our behalf. More information can be found in the table in the “Management Compensation” section of this offering circular.

Acquisition Fee	We may pay our Manager a one-time 3% acquisition fee per acquisition, calculated on the initial purchase price of each property, which will be paid at or shortly after the initial closing on the property. More information can be found in the table in the “Management Compensation” section of this offering circular.

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Built-in Gain

On behalf of the Sponsor, the Manager will facilitate the identification and acquisition of properties that are in need of renovation and/or repair, perform the value-add services, and then sell the property(ies) to the Company (such renovated and/or repaired properties are referred to herein as “curated properties”). The policy related to these affiliated transactions of sales of curated properties from the Sponsor to the Company, as facilitated by the Manager, is as follows: after the Sponsor acquires the property(ies) and the Manager performs the value-add services thereto (such as renovations and/or repairs), the Manager engages a third-party certified real estate appraiser to appraise the fair market value of the curated property(ies), and then can only sell the curated property(ies) to the Company at or below such appraised fair market value. Notwithstanding the foregoing, it is likely that the Sponsor will realize gain when it sells a curated property to the Company. For example, if the Sponsor acquires a single-family home for $100,000, and puts $50,000 of renovation and/or repair costs into the property, and the subsequent third-party certified real estate appraiser appraises the fair market value of the curated property at $200,000, the Sponsor will realize gain equal to the difference of the price it sells the curated property to the Company (which will be no more than the fair market value, or in this case $200,000) less the Sponsor’s all-in cost of $150,000. The Sponsor may take some of this gain in the form of Company equity at the then-current NAV price per Unit.

More information can be found in the table in the “Management Compensation” section of this offering circular.

Management Fee	We will pay our Manager a monthly 10% management fee, which will be calculated as 10% of all revenue generated by the Company for each month, and the fee will be paid monthly. More information can be found in the table in the “Management Compensation” section of this offering circular.

Leasing Fee	We will pay the Manager a leasing fee for facilitating the leasing process on our behalf. We will pay the Manager $500 for every lease entered into with a new Resident, and $250 for every lease renewal. More information can be found in the table in the “Management Compensation” section of this offering circular.

Maintenance and Repair Reserve	We will pay the Manager a fixed dollar amount per month per property that is set at the time the Company purchases/acquires the curated property from the Sponsor, and is based on the condition and anticipated needs of that particular property. This fee is paid monthly. This fee will be the maximum amount the Company will have to pay towards repairs and maintenance of each property; any repairs and/or maintenance costs above and beyond this fee will be paid for by the Manager. More information can be found in the table in the “Management Compensation” section of this offering circular.

Capital Improvements and Normal Wear and Tear Conversion Costs	Capital improvements on properties owned by the Company will be paid for by the Company, as will the costs of refreshing or renovating properties owned by the Company when leases expire and the properties require updating prior to renting again. These costs may include, but are not limited to, new paint, carpet, minor repairs, and other updates that may be needed to re-lease the property at appropriate market rates, as determined solely by the Manager. This work may be performed by the Manager at market rates, or subcontracted by the Manager at market rates for a profit. More information can be found in the table in the “Management Compensation” section of this offering circular.

Disposition Fee	We may pay the Manager a one-time 3% disposition fee, per disposition, which will be calculated on the final disposition value when a property is sold, utilized in a 1031 exchange, or otherwise disposed of by the Manager on behalf of the Company, which will be paid at or shortly after closing on the property. More information can be found in the table in the “Management Compensation” section of this offering circular.

Operating Expenses

We will reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, tax return preparation fees, taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with the aforementioned expenses. These expenses do not include our Manager’s or our Sponsor’s overhead, employee costs, utilities or technology costs.

The aforementioned expense reimbursements that we will pay to our Manager may be originally incurred by our Manager or our Sponsor. More information can be found in the table in the “Management Compensation” section of this offering circular.

Term	We expect to offer the Units in this offering until the earlier of August 29, 2028, which is three years from the qualification date of this offering, or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate this offering at any time or extend the offering. If we decide to extend this offering beyond three years from the initial qualification date, we will provide this information in an offering circular supplement; however, in no event will we extend this offering beyond 180 days after the third anniversary of the initial qualification date.

Liquidity Event	While we expect to seek a liquidity transaction in the future, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable at any time. The Manager has the discretion to consider and execute a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could include the sale of the Company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our Units for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for Members to dispose of their Units. Member approval would be required for the sale of all or substantially all of our assets, the sale of the Company or certain mergers of the Company.

Member Meetings	The Members may, but shall not be required to, hold an annual, special or other periodic formal meeting. Meetings of the Members may be called at any time or from time to time by the Manager or those Members holding at least fifty percent (50%) of the Units.

Member Reports	We will provide you with periodic updates on our business and financial performance, including an annual report, supplements to the offering circular and other reports that we may file or furnish to the SEC from time to time. We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on the RootsCom Platform at www.investwithroots.com or via e-mail. We will also provide you with Form 1099-DIV tax information, if required, in electronic form by March 15 of the year following each taxable year.

Transfer Agent	We have engaged BitGo Stakeholder Services LLC, as our transfer agent.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding the Company and this offering, including in some cases information that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase the Units.

Questions about Roots Real Estate Investment Community I, LLC

Q:	What is Roots Real Estate Investment Community I, LLC?

A:	Roots Real Estate Investment Community I, LLC (“RootsCom,” the “Company,” “Roots,” “the REIT,” “we,” “us,” or “our”) is a Georgia limited liability company formed to invest in and manage a diversified portfolio of residential real estate investments, including equity in residential real estate ventures and other real estate-related assets.

Q:	What is a REIT?

A:	In general, a REIT is an entity that: (i) owns or finances income-producing real estate; (ii) allows investors to invest in portfolios of properties through the purchase of stock (or in our case, Units); (iii) qualifies as a REIT for U.S. federal income tax purposes, and is therefore generally not subject to federal corporate income taxes on its net income that is distributed, which substantially eliminates the “double taxation” treatment (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a corporation; and (iv) pays distributions to investors of at least 90% of its annual REIT taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a REIT for U.S. federal income tax purposes. We elected to be taxed, and currently qualify, as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2022.

Q:	Why should I invest in real estate investments?

A:	Potential to generate income and opportunity for capital appreciation — A key feature of real estate investment is the significant proportion of total return accruing from rental income over the long term. Rental income can allow an investor to hold a real estate investment through market cycles without having to liquidate the investment to generate cash flow. In addition, investing in residential real estate may provide an investor with the opportunity for capital appreciation.

Asset class diversification with potential to reduce volatility of a portfolio — Adding real estate to an investment mix may increase the investor’s portfolio diversification. According to studies published by the National Council of Real Estate Investment Fiduciaries, real estate has a low or negative correlation to other major asset classes and over time has exhibited less volatility in total returns.

Potential to hedge against inflation — Real estate has the potential to hedge against inflation because property values and rents have historically been positively correlated with growth in inflation. Appreciation in property values can be as significant a part of a real estate investment as cash flow from rental income. Rents are typically tied to inflation, and a property’s value is tied to its rental income. So as inflation drives up rent, the value of the underlying property typically increases as well. Inflation also generally makes new construction more expensive because the cost of building materials rises. Less new construction could also lead to an increase in the value of existing properties.

Q:	Who might benefit from investing in the Company’s Units?

A:	An investment in the Units may be beneficial for any investor seeking to diversify a personal portfolio with a real estate investment vehicle focused primarily on residential real estate, who seeks to receive current income, seeks to preserve capital and is able to hold the investment for a time period consistent with the Company’s liquidity strategy. On the other hand, the Company cautions investors who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in the Units will not meet those needs.

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Q:	Are there any risks involved in buying the Company’s Units?

A:	Investing in the Units involves a high degree of risk. If the Company is unable to effectively manage the impact of these risks, it may not meet its investment objectives, and therefore, investors should purchase these securities only if they can afford a complete loss of their investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in the Units.

Q:	What will you do with the proceeds from this offering?

A:	We have used, and expect to continue to use, substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to own and manage a diversified portfolio of equity investments in single-family and multifamily residential properties located in target markets initially in the State of Georgia, and eventually throughout the United States. We have loaned, and intend to continue to loan, funds needed for acquisitions to our Sponsor at an interest rate of no less than 7% per year, which will be secured by the real property and will be repaid or cancelled upon the Sponsor’s sale of the curated real property to the Company (or our subsidiary). Any expenses or fees payable to our Manager for its services in connection with managing our daily affairs are typically paid from cash flow from operations. If such fees and expenses are not paid from cash flow, they will reduce the cash available for investment and distribution and will directly impact our NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

We may not be able to promptly invest the net proceeds of this offering in real estate. Additionally, from time to time, we will have excess cash that we need to manage, pending its distribution to our Members or investment by us in accordance with our investment strategy. Our intention is to use any excess cash to provide short term loans to our Sponsor at interest rates no less than 7%, providing the Sponsor with capital to purchase additional properties to curate for investment by RootsCom. The Company believes that the ability to lend excess cash to our Sponsor will help stabilize returns for our Members.

Q:	Will the distributions I receive be taxable as ordinary income?

A:	REIT distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as ordinary income, capital gains, and return of capital for tax purposes, each of which may be taxed at a different rate for different investors:

●	The majority of recurring REIT distributions will be taxed at your ordinary income rate if they are from current or accumulated earnings and profits. However, currently, taxpayers may also generally deduct 20% of combined qualified business income, which includes “qualified REIT dividends” (through December 31, 2028).
●	The portion of your distribution in excess of current and accumulated earnings and profits will be considered a return of capital for U.S. federal income tax purposes and will not result in current tax, but will lower the tax basis of your investment until it is reduced to, but not below, zero. Any return of capital in excess of your tax basis will be treated as sales proceeds from the sale of Units and will be taxed accordingly.
●	Distributions that are designated as capital gain will generally be taxable at the long-term capital gains rate.

Importantly, neither the Company nor our Manager provides tax advice to any individual investor. Because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “U.S. Federal Income Tax Considerations,” for a discussion of the special rules applicable to distributions in the redemption of Units and liquidating distributions

Q:	Will I be able to reinvest my cash distributions in additional Units?

A:	Yes. If you elect to participate in our distribution reinvestment plan, all distributions we pay to you will be automatically reinvested in the Units. See “Description of Our Units – Distribution Reinvestment Plan.”

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Q:	What amount will you pay for Units redeemed pursuant to the Units redemption program?

A:	We offer partial liquidity for our Members on a quarterly basis in the form of a redemption of a Member’s Units. We have adopted a Unit Redemption program whereby Members may request, quarterly, that we redeem a certain amount of their Units, while this offering is ongoing. Each quarter, no more than five percent (5%) of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed, while this offering is ongoing. These caps may be reduced or increased, at any time, in the Manager’s sole and absolute discretion. We also may, in the Manager’s sole and absolute discretion, make redemptions upon the death of a Member or in other special circumstances as determined by the Manager (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”).

Furthermore, the Manager reserves the right, in its sole and absolute discretion, to redeem some or all of a Member’s Units at any time, without notice, for any reason or no reason, and to consider redemption requests outside the fifteen (15) day window.

The Manager also reserves the right, in its sole and absolute discretion, to suspend the Company’s Unit redemption program at any time, without notice, for any reason or no reason, and to consider redemption requests outside the fifteen (15) day window set forth herein. Each Investor acknowledges and agrees that he, she or it is not purchasing the Units because of the possible quarterly redemptions offered by the Company. There is currently no secondary trading market for the Company’s Units and the Company does not currently have plans to list its Units on a securities exchange or other market, however, in the event a secondary trading market for the Company’s Units develops, or the Company does determine to list its Units on a securities exchange or other market, the Company will terminate its unit redemption program.

Q:	Will there be any limits on my ability to redeem my Units?

Yes. We intend to limit the number of Units to be redeemed during any quarter to the Aggregate Redemption Cap. While we designed our Unit redemption program to allow Members to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per quarter in order to maintain sufficient sources of liquidity to satisfy Unit redemption requests without impacting our ability to invest in real estate assets and maximize investor returns.

In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established cost per Unit to the public for the quarter then-ending, as reflected in this offering circular, as supplemented. The redemption price per Unit will be decreased by 8% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. Notwithstanding the foregoing, if the Manager elects to redeem such Member’s Units, in its sole discretion (rather than by request of the Member), in the first year of such Member’s ownership, the purchase price per Unit will not be decreased by the 8%.

Q:	How is an investment in the Units different from investing in units of a listed REIT?

A:	The fundamental difference between our Units and a listed REIT is the daily liquidity available with a listed REIT. Although we have adopted a Unit redemption program that may allow investors to request a redemption of Units on a quarterly basis, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our Units. However, we believe our Units are an alternative way for investors to deploy capital into one or more real estate assets, with a lower correlation to the general stock market than listed REITs.

Another fundamental difference between our Units and a listed REIT is that listed REITs tend to align with the volatility of the stock market, whereas our Unit price is tied directly to the NAV of the Company, which is based on the value of the actual real estate.

Q:	How is an investment in your Units different from investing in units of a traditional non-exchange traded REIT?

A:	We do not charge any upfront fees for selling our Units, saving investors from expenses as compared to a traditional non-exchange traded REIT. We neither charge nor pay any broker-dealer distribution fees, saving investors in upfront expenses as compared to a traditional non-exchange traded REIT. Traditional non-exchange traded REITs use a highly manpower-intensive method with hundreds to thousands of sales brokers calling on investors to sell their offerings. Our Sponsor is primarily using a lower-cost digital platform to conduct this offering, thus reducing the financial burdens to us of offering our Units. Additionally, an investment in our Units creates a community inspired opportunity for the Residents of our properties to participate in actual ownership through a potential investment in the Company.

Q:	How is an investment in the Company’s Units different from investing in Units (or shares) of other online REITs?

A:	We are among the limited number of REITs made available directly to investors, primarily through the internet. In contrast, most comparable online platforms that we are aware of typically provide individual property investments as private placements restricted to accredited investors. Our approach is to maintain a more diversified portfolio that offers certain tax advantages exclusive to REITs, while ensuring accessibility to both accredited and non-accredited investors with a low minimum investment requirement.

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Q:	Who can buy Units?

A:	Generally, you may purchase Units if you are a “qualified purchaser” (as defined in Regulation A). “Qualified purchasers” include:·

●	“accredited investors” as defined under Rule 501(a) of Regulation D; and
●	all other investors so long as their investment in our Units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home. The Company, or the Manager, acting on the Company’s behalf, reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. See “State Law Exemption and Purchase Restrictions” above for more information.

Q:	How do I buy Units?

A:	You may purchase our Units in this offering by creating a new account, or logging into your existing account, at the RootsCom Platform. You will need to fill out a subscription agreement like the one attached as an exhibit to this offering circular and make arrangements to pay for the Units at the time you subscribe.

Q:	Is there any minimum investment required?

A:	Yes. The minimum initial investment in this offering is $100.00, which, as of the date of this Offering Circular, is less than the cost of one Unit, based on our current NAV purchase price per Unit. You should note that an investment in our Units will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. In the Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the RootsCom Platform at least two days in advance of that new minimum amount taking effect. Factors that the Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	Yes. Subject to certain restrictions set forth in this offering circular, you will be able to make an investment through your individual retirement account, or IRA, or other tax-deferred account. When making investment decisions, you should consider, at a minimum, (i) whether the investment is in accordance with the documents and instruments governing your IRA or other deferred tax account; (ii) whether the investment is consistent with the fiduciary and other obligations associated with your IRA or other tax deferred account; (iii) whether the investment will generate an unacceptable amount of Unrelated Business Taxable Income, or “UBTI,” for your IRA or other tax deferred account; (iv) whether you will be able to comply with the requirements under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Code that you value the assets of the IRA or other tax deferred account annually; and (v) whether the investment would constitute a prohibited transaction under applicable law. Neither the Company nor our Manager provides any retirement plan, retirement, investment or tax advice to any individual investor.

Q:	Are there special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in Units?

A:	Yes. The section of the offering circular entitled “ERISA Considerations” describes the effect the purchase of Units will have on IRAs and retirement plans subject to ERISA, and/or the Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing Units for a retirement plan or an IRA should carefully read that section of the offering circular. We may make some investments that generate UBTI or, in certain circumstances, can result in a tax being imposed on us. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

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Q:	Is there a maximum investment?

A:	Yes. You cannot own more than 9.8% in value of our outstanding Units or more than 9.8% in value or number of Units, whichever is more restrictive, of our outstanding Units at any time. Additionally, if you do not qualify as an accredited investor, you may invest no more than the greater of (i) 10% of your annual income, or (ii) 10% of your net worth, as calculated under Rule 501 of Regulation D. If you want to invest more than the limitations set forth in the preceding sentence, you must qualify as an “accredited investor” as defined in Rule 501 of Regulation D.

Q:	How is the Company’s NAV per Unit calculated?

A:	The Manager calculates our NAV per Unit. The NAV per Unit calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of Units outstanding as of the close of the last business day of the prior fiscal quarter. Our real estate assets, loans, and investments constitute a significant component of our total assets. We take estimated values of each of our real estate assets, loans, and investments, including related liabilities, based upon performance, market default rates, discount rates, loss severity rates, and, if the Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. The independent valuation expert is not responsible for and does not prepare our quarterly NAV per Unit. However, we may hire a third party to calculate, or assist with calculating, the quarterly NAV per Unit. See “Description of Our Units—Valuation Policies” for more details about our NAV and how it will be calculated.

Q:	How exact will the calculation of the quarterly NAV per Unit be?

A:	Our goal is to provide a reasonable estimate of the value of the Units as of the end of each fiscal quarter. Our assets will consist principally of ownership of a diverse portfolio of single family and multifamily properties located in target markets, initially in the State of Georgia (and more specifically, the Atlanta MSA), but also potentially target markets throughout the United States, and real estate backed loans to our Manager and/or Sponsor. The valuation of the real estate investments by our Manager (with the input of our independent valuation expert, as needed) is subject to a number of subjective judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate investments. Moreover, although we evaluate and provide our NAV per Unit on a quarterly basis, our NAV per Unit may fluctuate daily, so that the NAV per Unit in effect for any fiscal quarter does not represent (i) the price at which our Units would trade on a national securities exchange, (ii) the amount per Unit a Member would obtain if he, she or it tried to sell his, her or its Units or (iii) the amount per Unit Members would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. Further, for any given quarter, our published NAV per Unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per Unit to change by 5% or more from the last disclosed NAV. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per Unit and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per Unit information provided on our website. Any resulting potential disparity in our NAV per Unit may be in favor of either Members who have their Units redeemed, or Members who buy new Units, or existing Members. See “Description of Our Units—Valuation Policies.”

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Q:	What is the structure of the REIT?

A:	The chart below shows the relationship among the Company and its affiliates, including its Manager and the Sponsor.

Larry Dorfman (Founder)
Daniel Dorfman (Founder)
Key Employees
Investors
Seed InvestCo, LLC (Georgia)
Larry Dorfman
Daniel Dorfman
Investors
Roots REIT Management, LLC (Georgia)
Manager
Roots Real Estate Investment Community I, LLC (Georgia)

Q:	Who can help answer an investor’s questions about the offering?

A:	If an investor has more questions about the offering or wishes to obtain additional copies of this offering circular, the investor should contact the Company by email at investments@investwithroots.com or by mail or phone at:

Roots Real Estate Investment Community I, LLC

1344 La France Street NE

Atlanta, GA 30307

404-965-4162

Attn: Investor Relations

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Risk Factors

An investment in the Units involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing the Units. You should purchase the Units only if you can afford a complete loss of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information.”

Risks Related to an Investment in Roots Real Estate Investment Community I, LLC

Because no public trading market for our Units currently exists, it will be difficult for you to sell your Units and, if you are able to sell your Units, you will likely sell them at a substantial discount to the public offering price.

Our operating agreement does not require the Manager to seek Member approval to liquidate our assets by a specified date, nor does our operating agreement require the Manager to list our Units for trading on a national securities exchange by a specified date. There is no public market for our Units. While we and our affiliates may explore developing a secondary trading market for our Units, it is possible that we will not be able to, or will decide not to, develop such a market. Our operating agreement prohibits the ownership of more than 9.8% in value of our outstanding Units or more than 9.8% in value or number of Units, whichever is more restrictive, of our outstanding Units unless exempted prospectively or retroactively by the Manager, which may inhibit large investors from purchasing your Units. Following the conclusion of this offering, in its sole discretion, including to protect our operations and our remaining Members, to prevent an undue burden on our liquidity or to preserve our status as a REIT, the Manager could amend, suspend or terminate our Unit redemption program without notice. Further, the Unit redemption program includes numerous restrictions that would limit your ability to sell your Units. We describe these restrictions in more detail under “Description of Our Units — Quarterly Redemption Program.” Therefore, it will be difficult for you to sell your Units promptly or at all. If you are able to sell your Units, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your Units would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our Units, you should purchase Units only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, or are delayed in finding suitable investments we may not be able to achieve our investment objectives or pay distributions in a timely manner, or at all.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our Manager, on behalf of the Sponsor, in the acquisition of real estate that meets our investment guidelines. You must rely entirely on the management abilities of our Manager.

Further, because we are raising a “blind pool” whereby we are not committed to investing in any particular assets, it may be difficult for us to invest the net offering proceeds promptly and on attractive terms.

We cannot assure you that our Manager will be successful in continually obtaining suitable investments on financially attractive terms or that our objectives will be achieved. If we are consistently unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to continually timely locate suitable investments, we may be unable or limited in our ability to pay distributions, and we may not be able to meet our investment objectives.

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We may allocate the net proceeds from this offering to investments with which you may not agree.

We will have significant discretion in the types of investments we will make with the net proceeds of this offering. You will be unable to evaluate the manner in which the net proceeds of this offering will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds from this offering to invest in investments with which you may not agree. The failure of our management to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns and could cause the value of our Units to decline.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to our Members. Distributions are based primarily on anticipated cash flow from operations over time. The amount of cash available for distributions is affected by many factors, such as the performance of our Manager in selecting investments, selecting tenants for our properties and securing financing arrangements, our ability to buy properties as offering proceeds become available, the amount of rental income from our properties, and our operating expense levels, as well as many other variables. We may not always be in a position to pay distributions to you and any distributions we do make may not increase over time. In addition, our actual results may differ significantly from the assumptions used by the Manager in establishing the distribution rate to our Members. There also is a risk that we may not have sufficient cash flow from operations to fund distributions required to qualify as a REIT or maintain our REIT status.

We may pay some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our Units.

To the extent that cash flow from operations is insufficient to fully cover our distributions to our Members, we may pay some of our distributions from sources other than cash flow from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in this or future offerings. We have no limits on the amounts we may pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment in our Units.

Because we may pay distributions from sources other than our cash flow from operations, distributions at any point in time may not reflect the current performance of our properties or our current operating cash flows.

Our organizational documents permit us to make distributions from any source, including the sources described in the risk factor above. Because the amount we pay out in distributions may exceed our earnings and our cash flow from operations, distributions may not reflect the current performance of our properties or our current operating cash flows. To the extent distributions exceed cash flow from operations, distributions may be treated as a return of your investment and could reduce your basis in our Units. A reduction in a Member’s basis in our Units could result in the Member recognizing more gain upon the disposition of his or her Units, which, in turn, could result in greater taxable income to such Member.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We have acquired and intend to continue to acquire a portfolio of single family and multifamily real estate assets, which may be significantly impacted by economic conditions. See “Risk Factors — Risks Related to Our Units and Investments in Real Estate.” The value of our real estate assets or the collateral securing or underlying any debt investment we make could decrease below our investment or outstanding principal amount of such investment. In addition, revenues on the properties and other assets underlying any investments we may make could decrease, making it more difficult for tenants or operators to meet their payment obligations to us. Each of these factors would increase the likelihood of default, which would likely have a negative impact on the value of our investment.

More generally, the risks arising from the financial market and economic conditions are applicable to all of the investments we may make. The risks apply to any equity investments we may make as well as any investments held by entities in which we invest. They also apply to the debt and equity securities of companies that have investment objectives similar to ours.

Future disruptions in the financial markets or deteriorating economic conditions may also impact the market for our investments and the volatility of our investments. The returns available to investors in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of our targeted investments may increase. As a result, we may have fewer funds available to make distributions to investors.

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All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in us.

This is a blind pool offering, and we are not committed to acquiring any particular investments with the net proceeds of this offering. You may not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

This is a blind pool offering whereby we are not committed to acquiring any particular assets or investments with the net proceeds of this offering. Apart from any investments previously made and disclosed herein, or that may be described in supplements to this offering circular, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments that we may make. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in residential properties located in target markets throughout the United States. Except as noted above, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts” basis and we have begun to invest net proceeds from this offering since commencement of the Initial Offering. Further, under Regulation A, we are only allowed to sell up to $75,000,000 in any twelve month period, and as of April 30, 2026, we sold $57,196,461 of Units in the preceding twelve months thereto, therefore, we are permitted to sell up to $17,803,539 in Units in this Follow-On Offering, which represents the value of the Units available to be offered as of April 24, 2026 out of the rolling 12-month maximum offering amount of $75,000,000 in Units. Notwithstanding the foregoing, the total. Offering amount may change from time to time (increase or decrease), depending on the calculation of the total amount raised during the trailing twelve months, as of the date of such calculation, and any change in such offering amount will be reflected in a future post-qualification amendment to this offering circular. We expect the size of the residential real estate loans and equity investments that we make will continue to average to about $120,000 to $5.0 million per asset. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. Further, we will have certain fixed operating expenses, including certain filings with the SEC, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our investments may be concentrated and will be subject to risk of default.

While we intend to diversify our portfolio of investments in the manner described in this offering circular, we are not required to observe specific diversification criteria. To the extent that our portfolio is concentrated in any one geographic region, downturns relating generally to such region may result in tenant defaults with respect to our real estate assets within a short time period, which may reduce our net income and the value of our Units and accordingly may reduce our ability to pay distributions to you.

We are dependent on our Manager’s and Sponsor’s key personnel for our success.

Our future depends, in part, on the continued contributions of our Manager’s and Sponsor’s key personnel, each of whom would be difficult to replace. In particular, Larry Dorfman and Daniel Dorfman are critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Larry and/or Daniel Dorfman, or other executive officers or key personnel and the process to replace any key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

We may change our targeted investments without Member consent.

The Manager may change our targeted investments and asset allocation at any time without the consent of our Members, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our Units and our ability to make distributions to you. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this offering circular.

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The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The real estate investment market is competitive. We expect competition to persist and potentially intensify in the future, which could harm our operating results. Our principal competitors include major financial institutions, private equity funds, real estate investment trusts, insurance companies, private investment funds, hedge funds, as well as online platforms that compete with the RootsCom Platform. Competition could result in the failure of the RootsCom Platform to achieve or maintain more widespread market acceptance, which could harm our business. In addition, in the future, we and the RootsCom Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Many of our competitors listed above have significantly more financial and other resources than we do and may be able to devote greater resources to the development and support of their platforms and distribution channels. We may not be able to compete successfully with those competitors for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

The online real estate investing industry is driven by constant innovation. If we or the RootsCom Platform are unable to compete with such companies and meet the need for innovation, the demand for the RootsCom Platform could stagnate or substantially decline.

Our Manager’s due diligence of potential investments may not reveal all of the liabilities associated with such investments and may not reveal other weaknesses in such investments, which could lead to investment losses.

Before making an investment, our Manager assesses the strengths and weaknesses of the asset as well as other factors and characteristics that are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager relies on resources available to it and, in some cases, an investigation by third parties. There can be no assurance that our Manager’s due diligence process will uncover all relevant facts or that any investment will be successful.

If the security of our investors’ confidential information stored in our Sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The investment portal on the RootsCom website may store investors’ bank information and other personally-identifiable sensitive data. Any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the investment portal on the RootsCom website and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in a potential loss of investors and adverse effect on the value of your investment in us.

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Risks Related to Compliance and Regulation

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report as long as we are a Tier 2 issuer. We conducted an evaluation of our internal controls and believe we have the necessary framework in place. However, internal controls have inherent limitations. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our internal controls. However, we believe that our internal controls are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or GAAP.

We may not be successful in availing ourselves of the Investment Company Act exclusion, and even if we are successful, the exclusion would impose limits on our operations, which could adversely affect our operations.

We intend to continue to conduct our operations so that neither we nor any subsidiaries we establish will be required to register as an investment company under the Investment Company Act. We anticipate that we will hold real estate and real estate-related assets described below.

A person will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an available exception or exemption, it (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

If, however, our operations are conducted in such a manner so as to cause us to fall within the definition of an “investment company” under the Investment Company Act, we intend to rely on an exclusion from the definition of investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act as interpreted by the staff of the SEC, requires us to invest at least 55% of our assets in mortgages and other liens on, and interests in, real estate, including fee interests, leasehold interests in real estate and promissory notes fully secured by mortgages solely on real estate, or Qualifying Real Estate Assets, and at least 80% of our assets in Qualifying Real Estate Assets plus real estate related assets.

To classify the assets held by us or any of our subsidiaries as Qualifying Real Estate Assets or real estate-related assets, we will rely on no-action letters and other guidance published by the staff of the SEC regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as Qualifying Real Estate Assets or real estate-related assets, will not change in a manner that adversely affects our operations. To the extent that the staff of the SEC provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the staff of the SEC could further inhibit our ability to pursue the strategies that we have chosen.

Although we will monitor our holdings and income in an effort to comply with Section 3(c)(5)(C) and related guidance, there can be no assurance that we will be able to remain in compliance or to maintain our exclusion from registration. If we are required to adjust our strategy, our ability to make certain investments could be limited or we could be required to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our Units, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;
●	restrictions on specified investments;
●	restrictions on leverage or senior securities;
●	restrictions on unsecured borrowings;
●	prohibitions on transactions with affiliates; and
●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

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If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our Members could be materially adversely affected.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, commercial banks and other thrift institutions are subject. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair value of our investments are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

As internet commerce develops, federal and state governments may adopt new laws to regulate internet commerce, which may negatively affect our business.

As internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the RootsCom Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our sponsors in the form of increased fees, which could negatively impact our ability to make real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the internet. These taxes could discourage the use of the internet as a means of commercial financing, which would adversely affect the viability of the RootsCom Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Department of Treasury to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network, or FinCEN, an agency of the Department of Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of antimony laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our Units to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective members and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective member to produce any information required for verification purposes, an application for, or transfer of, Units may be refused. We will not have the ability to reject a transfer of Units where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

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We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors, which for these purposes includes IRAs (even though IRAs themselves are not subject to regulation under ERISA). Because we are relying on this exemption, we will not accept investments from benefit plan investors equal to or exceeding, in the aggregate, 25% of the value of any class of equity interest. If redemptions of Units cause us to go over this limit, we may redeem Units of benefit plan investors without their consent until we are under the 25% limit. See “ERISA Considerations” for additional information regarding the Plan Assets Regulation.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and our Sponsor.

Our Manager is wholly-owned by our Sponsor, and our founders are also principals of our Sponsor, Seed InvestCo, LLC, which indirectly provides asset management and other services to our Manager and us. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Contractual rates are determined by our Manager and affiliates based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis and are intended to approximate prevailing market rates, but there can be no assurances that the contracts are in fact consistent with the prevailing market rates or terms. Some of the conflicts inherent in our transactions with our Manager and its affiliates are described below. To the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Members and the value of our Units.

The interests of our Manager, its principals and its other affiliates may conflict with your interests.

Our operating agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Manager, its principals and its other affiliates. This risk is increased by our Manager being controlled by Larry Dorfman and Daniel Dorfman, who are also principals of Seed InvestCo, LLC, and who participates, or expects to participate, directly or indirectly in other offerings by Seed InvestCo, LLC and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	Our Manager, its principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs;
●	We pay our Manager substantial management fees regardless of the performance of our portfolio. Our Manager’s entitlement to substantial nonperformance-based compensation might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our Members and the value of our Units; and
●	Our Manager earns acquisition and disposition fees for assets acquired by the Company.

We have agreed to limit remedies available to us and our Members for actions by our Manager.

In the operating agreement, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. These provisions are detrimental to Members because they restrict the remedies available to them for actions that might constitute breaches of duty and could reduce Member returns. By purchasing our Units, you will be treated as having consented to the provisions set forth in the operating agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with our Manager.

If our Sponsor establishes additional REITs and other RootsCom Platform investment opportunities in the future, there may be conflicts of interests among the various REIT offerings.

Our Sponsor and our Manager may sponsor and manage, respectively, additional REIT offerings and continue to offer investment opportunities through the RootsCom Platform, including offerings that will acquire or invest in residential real estate assets and other real estate-related assets. These additional REITs may have investment criteria that compete with us. Except under any policies that may be adopted by our Manager or Sponsor, no REIT (including us) or RootsCom Platform investment opportunity will have any duty, responsibility or obligation to refrain from:

●	engaging in the same or similar activities or lines of business as any other REIT or RootsCom Platform investment opportunity;

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●	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any REIT or RootsCom Platform investment opportunity;
●	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any REIT or RootsCom Platform investment opportunity;
●	establishing material commercial relationships with another REIT or RootsCom Platform investment opportunity; or
●	making operational and financial decisions that could be considered to be detrimental to another REIT or RootsCom Platform investment opportunity.

In addition, any decisions by our Sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one REIT more than another REIT or limit or impair the ability of any REIT to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular REIT that such arrangements or agreements include or not include another REIT, as the case may be. Any of these decisions may benefit one REIT more than another REIT.

Our participation in a co-ownership arrangement could subject us to risks that otherwise may not be present in other real estate investments, which could result in litigation or other potential liabilities that could increase our costs and negatively affect our results of operations.

From time to time, we may enter in co-ownership arrangements with respect to properties. Co-ownership arrangements involve risks generally not otherwise present with an investment in real estate and could result in litigation or other potential liabilities, such as the following:

●	the risk that a co-owner may at any time have economic or business interests or goals that are or become inconsistent with our business interests or goals;
●	the risk that a co-owner may be in a position to take action contrary to our instructions or requests or our policies or objectives or status as a REIT;
●	the possibility that an individual co-owner might become insolvent or bankrupt, or otherwise default under any mortgage loan financing documents applicable to the property, which may constitute an event of default under all of the applicable mortgage loan financing documents, result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-owner, or allow the bankruptcy court to reject the agreements entered into by the co-owners owning interests in the property;
●	the possibility that a co-owner might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and otherwise adversely affect the operation and maintenance of the property, could cause a default under any mortgage loan financing documents applicable to the property and result in late charges, penalties and interest, and could lead to the exercise of foreclosure and other remedies by the lender;
●	the risk that a co-owner could breach agreements related to the property, which may cause a default under, and possibly result in personal liability in connection with, any mortgage loan financing documents applicable to the property, violate applicable securities laws, result in a foreclosure or otherwise adversely affect the property and the coownership arrangement;
●	the risk that we could have limited control and rights, with management decisions made entirely by a third party; and
●	the possibility that we will not have the right to sell the property at a time that otherwise could result in the property being sold for its maximum value.

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In the event that our interests become adverse to those of the other co-owners, we may not have the contractual right to purchase the co-ownership interests from the other co-owners. Even if we are given the opportunity to purchase such co-ownership interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase coownership interests from the co-owners.

We might want to sell our co-ownership interests in a given property at a time when the other co-owners in such property do not desire to sell their interests. Therefore, because we anticipate that it will be much more difficult to find a willing buyer for our co-ownership interests in a property than it would be to find a buyer for a property we owned outright, we may not be able to sell our co-ownership interest in a property at the time we would like to sell.

Risks Related to Our Units and Investments in Real Estate

Investing in our Units may involve a high degree of risk.

The investments we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, are subject to credit risk, interest rate, and market value risks, among others, and therefore an investment in our Units may not be suitable for someone with lower risk tolerance.

We may not realize income or gains from our investments.

We invest to generate both current income and capital appreciation. The investments we invest in may, however, not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize income or gains from our investments. Any gains that we do realize may not be sufficient to offset any other losses we experience. Any income that we realize may not be sufficient to offset our expenses.

Residential real estate equity investments will be subject to risks inherent in ownership of real estate.

Real estate cash flows and values are affected by a number of factors, including competition from other available properties and our ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations (including zoning, usage and tax laws), interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws and changes in environmental and other laws. Residential real estate equity investments that we make will be subject to such risks.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The illiquidity of our target investments may make it difficult for us to sell such investments if the need or desire arises. We expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a residential property is highly subjective and may be subject to error. Our Manager will value our potential investments based on yields and risks, taking into account estimated future losses on select residential real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

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A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of residential real estate. Declining real estate values will likely reduce our ability to acquire new real estate assets, since sponsors often use increases in the value of their existing properties to support the purchase or investment in additional properties. Any sustained period of increased payment delinquencies, foreclosures or losses could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

Terrorist attacks and other acts of violence or war may affect the value of our Units and underlying investments.

Terrorist attacks may harm the value of our underlying investments and our Units. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact the property underlying our investments. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. These and other types of adverse economic conditions could harm the value of the property underlying our investments or the securities markets in general which could harm our investment returns and may adversely affect our ability to make distributions.

An epidemic, pandemic or public health crisis, including a resurgence of COVID-19 could have a detrimental impact on our investments and investment performance.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic or pandemic, such as coronavirus, avian flu or African swine flu. Outbreaks of contagious illnesses occur from time to time around the world. The occurrence of such an outbreak or other adverse public health developments could materially disrupt our investments, including if government authorities impose rent moratoriums, mandatory closures, seek voluntary closures or impose restrictions on operations. If an outbreak reaches pandemic levels, there may also be long-term effects on the economy of the United States. Any of the foregoing could severely disrupt our investments or our ability to make investments and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Even if a virus or other illness does not spread significantly, the perceived risk of infection or health risk may affect our business. Our operations could also be disrupted if any of our employees or employees of our Manager, Sponsor or third-party service providers were suspected of having a contagious illness or susceptible to becoming infected with a contagious illness.

The outbreak of the novel coronavirus caused massive disruption in the global economic environment and contributed to significant volatility in financial markets. After initially closing state and local economies in Spring 2020, all states re-opened their economies and loosened prior restrictions by early Fall 2020. The restrictions previously created, as well as any new restrictions created to curb the spread of potentially new variants of the original SARS-CoV-2 virus may continue to create disruption in supply chains, adversely impacting a number of industries.

The impact of COVID-19 on the U.S. and world economies, and the extent and effectiveness of any responses taken on a national and local level, is uncertain and could result in a world-wide economic downturn and disrupt financial markets that impact trading programs in unanticipated and unintended ways. The rapid development of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to our business, regardless of the widespread distribution of the vaccines.

Insurance may not cover all losses on the properties that underlie our investments.

We may have equity investments with underlying properties that have comprehensive insurance, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. For example, some properties may not have terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might impair our security and decrease the value of the property and thus the value of your investment.

Our operating results will be affected by economic and regulatory changes that impact the real estate market in general. Our investments in residential properties will be subject to risks generally attributable to the ownership of real property, including:

●	changes in global, national, regional or local economic, demographic or real estate market conditions;
●	changes in supply of or demand for similar properties in an area;

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●	increased competition for real property investments targeted by our investment strategy;
●	bankruptcies, financial difficulties or lease defaults by our residents;
●	changes in interest rates and availability of financing;
●	changes in the terms of available financing, including more conservative loan-to-value requirements and shorter debt maturities;
●	competition from other residential properties;
●	the inability or unwillingness of residents to pay rent increases;
●	changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws;
●	the severe curtailment of liquidity for certain real estate related assets; and
●	rent restrictions due to government program requirements.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and make distributions to Members. We are unable to predict future changes in global, national, regional or local economic, demographic or real estate market conditions. For example, a recession or rise in interest rates could make it more difficult for us to lease or dispose of residential properties and could make alternative interest-bearing and other investments more attractive and therefore potentially lower the relative value of the real estate investments we make. These conditions, or others we cannot predict, may adversely affect our results of operations and returns to our Members. In addition, the value of the residential properties underlying our investments may decrease following the date we acquire such assets due to the risks described above or any other unforeseen changes in market conditions. If the value of any of our investments decrease, we may be forced to dispose of the investment at a price lower than the price we paid to acquire it, which could adversely impact the results of our operations and our ability to make distributions and return capital to our investors.

A concentration of our investments in the residential sector or in certain geographic regions may leave our profitability vulnerable to a downturn or slowdown in the sector or state or region.

Our property portfolio is currently comprised solely of residential properties, however it is possible that we will purchase commercial properties in the future. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are solely in the residential sector, the potential effects on our revenues, and as a result, on cash available for distribution to our Members, resulting from a downturn or slowdown in the residential sector could be more pronounced than if we had more fully diversified our investments. The underlying value of our properties and the ability to make distributions to our Members depend upon the ability of the residents of our properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. Residents’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our residents’ ability to make rental payments.

In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. We may be unable to re-lease the property for the rent previously received. We may be unable to sell a property with low occupancy without incurring a loss. These events and others could cause us to reduce the amount of distributions we make to Members and the value of our Members’ investments to decline. In order to attract residents, we may be required to expend funds for capital improvements and property renovations when residents do not renew their leases or otherwise vacate the properties. In addition, we may require substantial funds to renovate a property in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure our Members that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our Members may be adversely affected.

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In addition, because our investments are concentrated in the Atlanta MSA, if the Atlanta MSA experiences economic difficulty disproportionate to the nation as a whole, then the potential effects on our revenues, and as a result, on cash available for distribution to our Members, could be more pronounced than if we had more fully diversified our investments geographically. The geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas. In addition to general, regional and national economic conditions, our operating results may be impacted by the economic conditions of the specific markets in which we have concentrations of properties. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for residential property space resulting from the local business climate, could adversely affect our property revenue, and hence net operating income.

A property that experiences significant vacancy could be difficult to sell or re-lease.

A property may experience significant vacancy through the eviction of residents and/or the expiration of leases. Certain of the residential properties in which we invest may have some level of vacancy at the time of our acquisition of the property and we may have difficulty obtaining new residents. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in lower cash distributions to Members. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the leases of such property.

We will compete with numerous other persons and entities for real estate investments.

We will be subject to significant competition in seeking real estate investments and residents. We will compete with many third parties engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Many of our competitors may have substantially greater financial and other resources than we have and may have substantially more operating experience than us. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital. There is no assurance that we will be able to invest in residential properties on favorable terms, if at all. These factors could adversely affect our results of operations, financial condition, value of our investments and ability to pay distributions to you.

Competition from multifamily communities and housing alternatives for residents could reduce our profitability and the return on your investment.

The multifamily property market in particular is highly competitive. This competition could reduce occupancy levels and revenues at our properties, which would adversely affect our operations. We will face competition from many sources, including from multifamily properties in our target markets. In addition, overbuilding of multifamily properties may occur, which would increase the number of multifamily homes available and may decrease occupancy and unit rental rates. Furthermore, properties we invest in most likely will compete with numerous housing alternatives in attracting residents, including owner-occupied single and multifamily homes available to rent or purchase. Competitive housing in a particular area and the increasing affordability of owner-occupied single- and multifamily homes available to rent or buy (caused by declining mortgage interest rates and government programs to promote home ownership) could adversely affect our ability to retain our residents, lease homes and increase or maintain rental rates.

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Our strategy for acquiring value-enhancement properties involves greater risks than more conservative investment strategies.

We implement a “value-enhancement” strategy for over 95% of our investment portfolio. Our value-enhancement strategy involves the acquisition of under-managed and/or dated properties and the investment of additional capital to make strategic upgrades of the interiors, and sometimes exteriors, of the homes. These opportunities will vary in degree based on the specific business plan for each asset, but could include new appliances, upgraded cabinets, countertops and flooring. Our strategy for acquiring value-enhancement properties involves greater risks than more conservative investment strategies. The risks related to these value enhancement investments include risks related to delays in the repositioning or improvement process, higher than expected capital improvement costs, possible borrowings necessary to fund such costs, and ultimately that the repositioning process may not result in the higher rents and occupancy rates. In addition, our value-enhancement properties may not produce revenue while undergoing capital improvements. Furthermore, we may also be unable to complete the improvements of these properties and may be forced to hold or sell these properties at a loss. For these and other reasons, we cannot assure you that we will realize growth in the value of our value-enhancement properties, and as a result, our ability to make distributions to our Members could be adversely affected.

We may have no or only limited recourse for any problems later identified for certain residential properties in which we invest, which could materially and adversely affect us, including our results of operations.

It is possible that certain sellers of residential properties that we seek to acquire will sell such properties “as is,” “where is” and “with all faults,” without any warranties. In addition, certain purchase and sale agreements may contain limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with no or limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property, which could materially and adversely affect us.

Residential properties are illiquid investments, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

Residential properties are illiquid investments. We may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand, and other factors that are beyond our control. We cannot predict whether we will be able to sell any real property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real property. Additionally, we may be required to expend funds to correct defects or to make improvements before a real property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

Our residential properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our residential properties are subject to real and personal property taxes, as well as excise taxes, that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. As the owner of the properties, we will be ultimately responsible for payment of the taxes to the applicable government authorities. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, we will generally be responsible for real property taxes related to any vacant space.

Uninsured losses or costly premiums for insurance coverage relating to real property may adversely affect your returns.

We ensure that all of the residential properties in which we invest are adequately insured against casualty losses. The nature of the activities at certain properties we have acquired, and may acquire, may expose us and our operators to potential liability for personal injuries and property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, tornadoes, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders sometimes require residential property owners to purchase specific coverage against acts of terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we cannot assure you that funding will be available to us for repair or reconstruction of damaged real property in the future. Costs of complying with governmental laws and regulations related to environmental protection and human health and safety may be high.

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All real property investments and the operations conducted in connection with such investments are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety.

Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such real property. These environmental laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Additionally, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. There are also various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of our properties, we may be exposed to these costs in connection with such regulations. The cost of defending against environmental claims, any damages or fines we must pay, compliance with environmental regulatory requirements or remediating any contaminated real property could materially and adversely affect our business and results of operations, lower the value of our assets and, consequently, lower the amounts available for distribution to our Members.

Potential Company liability for environmental matters could adversely affect our financial condition.

Although we subject most of our residential properties to an inspection and assessment prior to acquisition, we may not be made aware of all the environmental liabilities associated with a property prior to its purchase. There may be hidden environmental hazards that may not be discovered prior to acquisition. The costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or rent the property or to borrow using the property as collateral. Various federal, state and local environmental laws impose responsibilities on an owner or operator of real estate and subject those persons to potential joint and several liabilities. Typical provisions of those laws include:

●	responsibility and liability for the costs of investigation, removal, or remediation of hazardous substances released on or in real property, generally without regard to knowledge of or responsibility for the presence of the contaminants;
●	liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from our property;
●	responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials; and
●	environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures.

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The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to our Members.

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. We are committed to complying with the ADA to the extent to which it applies. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. With respect to the properties we invest in, the ADA’s requirements could require us to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to invest in properties that comply with the ADA or place the burden on the seller or other third party, such as residents, to ensure compliance with the ADA. We cannot assure you that we will be able to invest in properties or allocate responsibilities in this manner. Any monies we use to comply with the ADA will reduce the amount of cash available for distribution to our Members. To the extent we invest in age-restricted communities, we may incur liability by failing to comply with the Fair Housing Act, the Housing for Older Persons Act or certain state regulations, which may affect cash available for distribution to our Members.

Risks Related to Our Corporate Structure

Our operating agreement permits the Manager to authorize the issuance of Units with terms that may subordinate the rights of Members or discourage a third party from acquiring us in a manner that might result in a premium price to our Members.

Our Manager has the right, in its sole discretion, to designate one or more additional classes of Units, with such rights and preferences senior or junior to the current class of Units. Specifically, the Manager could authorize the issuance of a class of units with terms and conditions that have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our Units being issued hereunder

The Manager may change certain of our policies without Member approval, which could alter the nature of your investment. If you do not agree with the decisions of the Manager, you only have limited control over changes in our policies and operations and may not be able to change such policies and operations.

The Manager determines our major policies, including our policies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. The Manager may amend or revise these and other policies without a vote of our Members. As a result, the nature of your investment could change without your consent. If the Manager determines to make any such change, we will notify our Members through a supplement to this offering circular, a letter to our Members and/or a public filing with the SEC.

Under the Georgia Limited Liability Company Act and our operating agreement, our Members generally have a right to vote only on the following:

●	the removal of a Manager (and appointment of replacement manager);
●	an amendment of our operating agreement, except that the Manager may amend Schedule A of our operating agreement without Member approval following the issuance, redemption, repurchase, or disposition of membership interests in the Company;
●	any action that would be in contravention of our operating agreement;
●	the possession of, or assignment of rights in, our property or property owned by our subsidiaries for other than Company purposes;
●	the filing of a voluntary petition to initiate insolvency, bankruptcy, or other relief for debtors with respect to the Company or any of its subsidiaries; and
●	a merger or consolidation, a conversion, a statutory Unit exchange or the sale or other disposition of all or substantially all of our assets.

All other matters are subject to the discretion of the Manager.

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Our rights and the rights of our Members to recover claims against our principals and our Manager are limited, which could reduce your and our recovery against them if they cause us to incur losses.

Georgia law provides that a manager has no liability in that capacity if he or she performs his or her duties in good faith and in compliance with the law. Our operating agreement and management agreement, in the case of our Manager and its affiliates, require us, to the maximum extent permitted by Georgia law, to indemnify and advance expenses to our Manager and its affiliates. Our operating agreement permits us to provide such indemnification and advance for expenses to our Manager and its affiliates. Additionally, our operating agreement limits, to the maximum extent permitted by Georgia law, the liability of our Manager and its affiliates to us and our Members for monetary damages. We and our Members may have more limited rights against our Manager and its affiliates, than might otherwise exist under common law, which could reduce our Members’ and our recovery against it. In addition, our Manager is not required to retain cash to pay potential liabilities and it may not have sufficient cash available to pay liabilities if they arise. If our Manager is held liable for a breach of its fiduciary duty to us, or a breach of its contractual obligations to us, we may not be able to collect the full amount of any claims we may have against our Manager. We may be obligated to fund the defense costs incurred by our Manager in some cases, which would decrease the cash otherwise available for distribution to our Members.

By purchasing Units in this Offering, you agree to resolve disputes through binding arbitration and waive rights that may limit your ability to seek legal recourse.

Our Operating Agreement contains an arbitration provision in Article 9 that requires that all parties to the Operating Agreement in any action, lawsuit or proceeding, whether in contract or in tort, relating to any dispute arising under or in connection with the operating agreement or any transaction described in the operating agreement or to any dispute between the parties, including claims arising from federal securities laws, (i) waive their right to trial by jury and (ii) submit to binding arbitration in Atlanta, Georgia, in accordance with the rules of the American Arbitration Association.

This means that by purchasing Units in this Offering, you are waiving your right to bring claims in court, including claims under the U.S. federal securities laws, except in limited circumstances. You are also waiving your right to a trial by jury for any such claims. Arbitration provisions like the one in our Operating Agreement can significantly limit an investor’s rights in several ways. For example, arbitration may result in higher costs than court litigation, and investors may face limited access to information, such as discovery or public records, and other imbalances of resources compared to the Company. These provisions may discourage claims against the Company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors’ ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the operating agreement or subscription agreement. Although arbitration provisions in commercial agreements are generally enforced under federal law and the laws of the State of Georgia, there is uncertainty as to whether a court would enforce the arbitration provision in the context of claims under the federal securities laws. If the arbitration provision were overruled or deemed unenforceable, Section 17.12 of our Operating Agreement provides that any related disputes would be resolved in the state or federal courts located in Georgia, and includes a waiver of the right to a jury trial in any such proceeding. Investors cannot waive the Company’s compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. However, the enforceability of these waivers and the arbitration provision as applied to federal securities claims remains uncertain and may ultimately be determined by a court.

Forum Selection Provision

The Company’s Subscription Agreement, a form of which is included in the Post-Qualification Amendment as Exhibit 4, and the Amended and Restated Operating Agreement of the Company (the “Operating Agreement,”), a copy of which is included as Exhibit 2.3, provide that the state or federal courts located in the State of Georgia will be the exclusive forum for certain legal actions, including actions arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These provisions could be unfavorable to an Investor as they may (1) increase the costs for an investor to bring a claim, (2) discourage the bringing of claims, and (3) limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Section 27 of the Exchange Act provides that Federal courts have exclusive jurisdiction over lawsuits brought under the Exchange Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Section 22 of the Securities Act provides that Federal courts have concurrent jurisdiction with State courts over lawsuits brought under the Securities Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. As a result, there is uncertainty as to whether a court would enforce our forum selection provisions with respect to claims arising under the Securities Act or the Exchange Act. Investors cannot waive our (or their) compliance with Federal securities laws. Hence, to the extent the forum selection provisions of the Subscription Agreement or Operating Agreement conflict with these Federal statutes, the Federal statutes would prevail. Investors should not interpret the forum selection provisions as waiving compliance with any federal securities laws or the rules and regulations thereunder.

Limitations on Remedies May Restrict Investors’ Ability to Recover Damages

The Subscription Agreement includes a provision that limits the types of damages Investors may recover in connection with any claim, controversy, or dispute arising out of or relating to the Subscription Agreement or the Units. Specifically, it provides that none of the parties to the Subscription Agreement may have a remedy of, or be liable to the other for, indirect, special, consequential, lost profits, punitive, or exemplary damages in any judicial proceeding, mediation, or arbitration.

This provision is intended to apply to a broad range of potential claims, including those brought under federal securities laws, although Investors cannot waive the Company’s compliance with federal securities laws and the rules and regulations thereunder. There is uncertainty, however, as to whether a court or arbitrator would enforce this limitation as it applies to claims under the Securities Act or the Exchange Act. If enforceable, this limitation on damages could restrict the remedies available to Investors, even in cases where they prevail in asserting a claim. For example, investors may be precluded from recovering punitive or exemplary damages designed to punish misconduct, lost profits, or other forms of consequential or indirect damages. These limitations may discourage investors from asserting claims, limit the financial recovery available, or otherwise affect the outcome of any legal dispute with the Company.

Your interest in us will be diluted if we issue additional Units.

Existing Members and potential investors in this offering do not have preemptive rights to any Units issued by us in the future. Subject to any limitations set forth under Georgia law, the Manager may classify or reclassify any unissued Units into other classes of Units without the necessity of obtaining Member approval. All of such Units may be issued in the discretion of the Manager. Investors purchasing Units in this offering likely will suffer dilution of their equity investment in us, in the event that we (1) sell Units in this offering or sell additional Units in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into Units, (3) issue Units in a private offering of securities to institutional investors, or (4) issue Units to our Manager, its successors or assigns in payment of an outstanding fee obligation as set forth under our management agreement.

Federal Income Tax Risks

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our Members.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our Members because:

●	we would not be allowed a deduction for distributions paid to Members in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
●	we could be subject to increased state and local taxes; and
●	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our Units. See “U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our Units.

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Even if we qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our Members, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our Members in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to Members.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to qualify as a REIT and maintain REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy the REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our Members at least 90% of our REIT taxable income each year, computed without regard to the dividends paid deduction and excluding net capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our REIT taxable income, as adjusted. We intend to make distributions to our Members to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. If we have insufficient cash flows to cover our distribution requirements, the shortfall could require us to seek and raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our Units. In such cases our Members may have tax liabilities from such distributions in excess of the cash they receive. It also is possible the taxable Unit distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our Units in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our Units in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our Units in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “U.S. Federal Income Tax Considerations.”

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If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test. If we have any non-U.S. TRSs, then they may be subject to tax in jurisdictions where they operate and under special rules dealing with foreign subsidiaries, and they may generate income that is nonqualifying for either of the REIT income tests.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s length basis (for example if we charged our TRS interest in excess of an arm’s length rate). We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

Under current law, the maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally subject to a higher tax rate when paid to such shareholders (but under the Tax Act (as defined below), U.S. shareholders that are individuals, trusts and estates may generally deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026). The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our Units.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our Members and the ownership of our Units. We may be required to make distributions to our Members at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our Members, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our Members.

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The ability of our Manager to revoke our REIT qualification without Member approval may cause adverse consequences to our Members.

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our Members, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for distributions paid to Members in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our Members.

The IRS may take the position that gains from sales of property are subject to a 100% prohibited transaction tax.

We may have to sell assets from time to time to fund Unit redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of our properties may be a prohibited transaction, which is a sale of property held by us primarily for sale in the ordinary course of our trade or business. If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of assets at the REIT level (and may conduct such sales through a TRS), even though the sales might otherwise be beneficial to us.

Members may have a current tax liability on distributions they elected to reinvest in Units.

If Members participate in our distribution reinvestment plan, they will be deemed to have received, and for United States federal income tax purposes will be taxed on, the amount reinvested in Units to the extent the amount reinvested was not a tax-free return of capital. In addition, Members may be treated, for United States federal income tax purposes, as having received an additional distribution to the extent the Units are purchased at a discount from their fair market value. As a result, unless Members are a tax-exempt entity, they may have to use funds from other sources to pay their tax liability on the value of the Units stock received.

Possible legislative, regulatory or other actions affecting REITs could adversely affect our Members and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our members or us. We cannot predict whether, when, in what forms, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our members’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of distributions.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a Member’s investment in our Units and may trigger taxable gain.

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s Units, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Units. See “U.S. Federal Income Tax Considerations.” Distributions that are reinvested pursuant to our distribution reinvestment plan will be treated as a new Unit purchase as of the date of the distribution.

Our Manager and its affiliates have no prior experience managing a portfolio of assets to comply with REIT requirements.

REITs are subject to numerous complex requirements in order to maintain their REIT status, including income and asset composition tests. Our Manager and its affiliates have no prior experience managing a portfolio in the manner intended to comply with such requirements. To the extent our Manager and its affiliates manage us in a manner that causes us to fail to be a REIT, it could adversely affect the value of our Units.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we generally will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, NAV per Unit, our ability to satisfy our principal and interest obligations in the event we incur debt, and to make distributions to our members could be adversely affected.

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Company makes statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that the Company expresses or implies in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on Company operations and future prospects include, but are not limited to:

●	the Company’s ability to effectively deploy the proceeds raised in this offering;
●	risks associated with breaches of data security;
●	changes in economic conditions generally and the real estate and securities markets specifically;
●	expected rates of return provided to investors;
●	the Company’s ability to retain and hire competent individuals who will provide services to the Company and appropriately staff its operations;
●	legislative or regulatory changes impacting our business or assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);
●	changes in business conditions and the market value of assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if investments fail to perform as expected;
●	the Company’s ability to implement effective conflicts of interest policies and procedures among various real estate investment opportunities;
●	the Company’s ability to access sources of liquidity when it needs to fund redemptions of Units in excess of the proceeds from the sales of Units in the continuous offering and the consequential risk that the Company may not have the resources to satisfy redemption requests;
●	the Company’s failure to maintain its status as a REIT;
●	the Company’s compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, or the Advisers Act, the Investment Company Act and other laws; and
●	changes to U.S. generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. Investors are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans set forth in this offering circular will be achieved.

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ESTIMATED USE OF PROCEEDS

The table below sets forth the Company’s estimated use of proceeds from this offering, assuming the Company sells in this offering $75,000,000 in Units, the maximum offering amount (subject to the rolling 12-month maximum discussed elsewhere in this offering circular; as of April 30, 2026 we have raised $57,196,461 in the preceding twelve months prior thereto). The Units will be offered at $153.07 per Unit through June 30, 2026. Thereafter, the price per Unit will continue to be adjusted every fiscal quarter and will be based on the NAV as of the end of the prior fiscal quarter.

The Company has used, and continues to expect to use, substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diversified portfolio of residential real estate investments. The Company expects that any expenses or fees payable to the Manager for its services in connection with managing the Company’s daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or not waived) they will reduce the cash available for investment and distribution and will directly impact the NAV. See “Management Compensation” for more details regarding the fees that will be paid to the Manager and its affiliates. Many of the amounts set forth in the table below represent the Manager’s best estimate since they cannot be precisely calculated at this time.

The Company may not be able to promptly invest the net proceeds of this offering in residential real estate. Additionally, from time to time, the Company will have excess cash that it needs to manage, pending its distribution to investors or investment by the Company in accordance with the investment strategy.

If the Company unable to raise substantial funds during the offering, it will make fewer investments resulting in less diversification in terms of the type, number and size of investments it makes and the value of an investment in the Company will fluctuate more significantly with the performance of the specific assets it acquires. The Company’s inability to raise substantial funds would increase fixed operating expenses as a percentage of gross income, reducing net income and cash flow and limiting the ability to make distributions to the investors.

	Minimum Offering Amount(1)	Maximum Offering Amount
Gross Offering Proceeds		$75,000,000
Less:
Organization and Offering Expenses(2)(3)	$2,250,000	$2,250,000
Net Proceeds from this Offering		$72,750,000
Net Proceeds from the Private Placement	$6,525,654	$6,525,654
Estimated Amount Available for Investments		$79,275,654

(1)	This is a “best efforts” offering and there is no minimum offering amount, as the Company has raised proceeds pursuant to a private placement.
(2)	Investors will not pay upfront selling commissions in connection with the purchase of the Units. The Company reimburses the Manager for actually incurred, third-party organization and offering costs. Please see “Management Compensation” for a description of additional fees and expenses that the Company will pay the Manager.
(3)	Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the ongoing offering, compliance and administrative tasks of the Company, the qualification of the offering, and the marketing and distribution of Units, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Units under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

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MANAGEMENT

General

Our Manager

The Company operates under the direction of the Board of Managers (the “Board”), which is currently composed of a single Manager, Roots REIT Management, LLC, a Georgia limited liability company (“Manager”), which is a wholly-owned subsidiary of our sponsor, Seed InvestCo, LLC, a Georgia limited liability company (“Sponsor”). Our Sponsor and our Manager are currently controlled and managed by Daniel Dorfman and Larry Dorfman. The Manager manages the Company’s day to day operations, including providing real estate-related acquisition services (including performing due diligence on the Company’s investments), offering services, real estate portfolio management services, marketing and advertising services, accounting and other administrative services, Member services, financing services, disposition services, and manages the RootsCom Platform, among others. In addition, the Manager will make all the decisions regarding the selection, negotiation, financing and disposition of the Company’s investments.

The Company will follow investment guidelines adopted by the Manager and the investment and borrowing policies set forth in this offering circular unless they are modified by the Manager. The Manager may establish further written policies on investments and borrowings and will monitor the Company’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change the Company’s investment objectives at any time without approval of investors

The Manager performs its duties and responsibilities pursuant to the Company’s amended and restated operating agreement, as the same may be amended from time to time (the “Company Operating Agreement”). The Company has agreed to limit the liability and to indemnify the Manager (and certain other persons accorded such limited liability and indemnification by the Manager, in its sole discretion) against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Offering Services

●	the development of this offering, including the determination of its specific terms;
●	preparation and approval of all marketing materials to be used by the Company relating to this offering;
●	the coordination of the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;
●	creation and implementation of various technologies and electronic communications related to this offering;
●	the development, management and rollout of the RootsCom Platform; and
●	all other services related to this offering.

Real Estate Advisory and Acquisition Services

●	approve and oversee the Company’s overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;
●	serve as the Company’s investment and financial manager with respect to investing in and managing a diversified portfolio of residential real estate investments;
●	approve joint ventures, limited partnerships and other such relationships with third parties;
●	approve any potential liquidity transaction;
●	obtain market research and economic and statistical data in connection with the Company’s investments and investment objectives and policies;
●	oversee and conduct the due diligence process related to prospective investments; and
●	negotiate and execute approved investments and other transactions.

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Asset Management Services

●	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under the Company Operating Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the Company Operating Agreement;
●	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;
●	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;
●	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and
●	coordinate and manage relationships between the Company and any joint venture partners, if any.

Financing Services

●	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;
●	negotiate terms of, arrange and execute financing agreements;
●	manage relationships between the Company and its lenders, if any; and
●	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

●	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
●	structure and negotiate the terms and conditions of transactions pursuant to which the Company’s assets may be sold.

Accounting and Other Administrative Services

●	manage and perform the various administrative functions necessary for the Company’s day-to-day operations;
●	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Company’s business and operations;
●	provide financial and operational planning services and portfolio management functions;
●	maintain accounting data and any other information concerning the Company’s activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
●	maintain all appropriate Company books and records;
●	coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
●	make, change, and revoke such tax elections on behalf of the Company as the Manager deems appropriate, including, without limitation, (i) making an election to be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;
●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with the Company’s daily operations;
●	in conjunction with any subadvisor (if any), provide the Company with all necessary cash management services;

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●	manage and coordinate the process of making distributions and payments to investors;
●	evaluate and obtain adequate insurance coverage based upon risk management determinations;
●	provide timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;
●	evaluate the Company’s management structure and appropriate policies and procedures related thereto; and
●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law.

Investor Services

●	determine the Company’s distribution policy and authorize distributions from time to time;
●	approve amounts available for redemptions of the Units;
●	manage communications with the Company’s investors, including answering phone calls and preparing and sending written and electronic reports and other communications; and
●	establish technology infrastructure to assist in providing investor support and services.

The Manager, at its own expense, may hire third parties to assist with the performance of the aforementioned services.

Neither our Manager nor any of its affiliates will vote or consent to the voting of our Units they now own or hereafter acquire on matters submitted to the Members regarding either (1) the removal of our Manager, any officer or any of their respective affiliates, or (2) any transaction between us and our Manager, any officer or any of their respective affiliates. In determining the requisite percentage in interest required to approve such a matter, Units owned by our Manager and its affiliates will not be included.

Executive Officers of our Sponsor and Manager

The Sponsor is led by a management team of professionals who together have extensive experience in real estate and company management. These professionals also serve as the executive officers of the Manager. As of the date of this offering circular, the executive officers and directors of the Sponsor and Manager are as follows:

Name of Executive	Age*	Position
Daniel Dorfman	38	Manager of Sponsor Principal Executive Officer of Manager
Larry Dorfman	70	Manager of Sponsor Principal Financial Officer of Manager
Scott Jacobsen	37	Chief Operating Officer of Manager
Mel Myrie	54	Chief Financial Officer of Manager

*As of April 30, 2026

Daniel Dorfman, Manager of Sponsor, Principal Executive Officer of Manager

Daniel co-founded the Sponsor, Seed InvestCo, LLC, upon its inception in early 2021, and became a full-time partner of the Sponsor at that time. In 2012 Daniel and his wife, Rosanne, created a real estate community where they could help everyday people better understand how to buy their first home, or to upgrade to their last, and along the way they have been committed to leveraging their business and the relationships they have built to help the communities they serve. A portion of all of their commissions have gone to different local charities around the markets they, and their clients, work and live in. They have helped lead over 50 syndicated real estate transactions, and managed the properties in each of those over the last 11 years.

Larry Dorfman, Manager of Sponsor, Principal Financial Officer of Manager

Larry co-founded the Sponsor, Seed InvestCo, LLC, upon its inception in early 2021, and became a full-time partner of the Sponsor at that time. Larry co-founded APCO Holdings, Inc, one of Atlanta’s Top 100 privately held companies. He started the company in 1984 with five other people and they grew it to an organization of over 560 team members with a valuation of almost a billion dollars. Along the way they took the company public on NASDAQ in 1988, sold it to Ford Motor Company in 1999, bought it back with the rest of management and an equity firm in 2007, and did another significant transaction to another equity group in 2014. Larry stepped down as Chairman/CEO in mid-2019 to focus on family and charitable work and was compelled to rejoin the workforce when given the opportunity to be a part of the Company’s mission. Further, in 2019, Larry worked at Ranger Distribution, Inc in Elkhart, IN as a founder and employee and is still employed there. Ranger is a parts distribution company for the Recreational Vehicle industry. Larry also has an extensive background in real estate investment.

Scott Jacobsen, Chief Operating Officer of Manager

Scott co-founded the Sponsor, Seed InvestCo, LLC, upon its inception in early 2021, and became a full-time partner of the Sponsor at that time. Scott graduated from the University of South Carolina and was employed shortly thereafter by APCO Holdings, Inc where he quickly developed into an expert operations and implementation manager. He was at APCO for a total of 10 years before joining Seed and his last 5 years at APCO he was a National Program Manager building and launching new products across the U.S.

Mel Myrie, Chief Financial Officer of Manager

Mel joined the Sponsor, Seed InvestCo, LLC, shortly after its inception in June 2021, and became a full-time partner of the Sponsor at that time. Mel has 20+ years in the finance and accounting industry. Just prior to joining the company Mel was managing a team of 30 accounting professionals for a company with a multi-billion dollar real estate portfolio. Mr. Myrie’s most recent experience includes acting as the Financial Controller/VP of Singapore based real estate firm Mapletree US Management where he managed an $11B real estate portfolio consisting of Office, Data Center, Logistics, and Student Housing assets. He was responsible for the management of a team in all aspects of accounting and finance including monthly close, budgeting, forecasting in GAAP and IFRS.

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Limited Liability and Indemnification of Our Manager, Officers and Other Agents

Subject to certain limitations, our Company Operating Agreement and the management agreement limits the liability of our Manager and any other person who is accorded such limited liability by the Board (an “Indemnified Person”), in its sole discretion, for monetary damages or otherwise and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager and the Indemnified Persons.

Our Company Operating Agreement and management agreement provides that to the fullest extent permitted by applicable law our Manager and the Indemnified Persons will not be liable to us unless it is established (the person asserting such liability having the burden of proof) that such action or failure to act constituted an act or omission undertaken with deliberate intent to cause injury to us, constituted actual fraud, or was undertaken with reckless disregard for our best interests. In addition, our Company Operating Agreement provides that to the fullest extent permitted by applicable law our Manager and the Indemnified Persons will not be liable to us for any action permitted by our Company Operating Agreement.

We have also agreed to indemnify and hold harmless our Manager and its affiliates which are performing services for us from specific claims and liabilities arising out of the performance of their obligations under the management agreement. As a result, investors may be entitled to a more limited right of action than they would otherwise have if these indemnification rights were not included in the management agreement.

The general effect to investors of any arrangement under which we agree to insure or indemnify any persons against liability is a potential reduction in distributions resulting from the payment of premiums associated with insurance or indemnification payments in excess of amounts covered by insurance. In addition, indemnification could reduce the legal remedies available to us and our investors against our Manager and other Indemnified Persons.

The SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. As described above, certain of the executive officers of our Sponsor also serve as executive officers of our Manager. Each of these individuals, and other employees of our Sponsor, receives compensation for his or her services, including services performed for us on behalf of our Manager, from the Sponsor. As executive officers and/or employees of our Manager and/or Sponsor, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager or reimbursement for specific duties done by their employees that are directly related to the business operations of the Company, we do not intend to pay any compensation directly to these individuals. For a description of the fees paid by the Company to the Manager, please see the table on page 37 below under the heading “Management Compensation.”

Holdings of our Units

The Initial Offering was qualified on June 21, 2022. As of April 30, 2026 the aggregate Units outstanding were approximately 791,017 Units for total proceeds of approximately $107,528,368 (including the 63,735 Units totaling $6,525,654 received in a private placement prior to the Initial Offering being declared effective).

RootsCom Platform

We will conduct this offering primarily on the investment portal on the RootsCom Platform (though we may distribute our Units through other online portals as deemed appropriate by our Manager), which will host this offering in connection with the distribution of the Units offered pursuant to this offering circular. The RootsCom Platform is owned and operated by Seed InvestCo, our Sponsor. We will not pay our Sponsor any sales commissions or other remuneration for hosting this offering on the RootsCom Platform.

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MANAGEMENT COMPENSATION

We pay our Manager and possibly its affiliates fees and expense reimbursements for services relating to this offering and the investment and management of our assets. Our Manager does not provide any offering, investment or management services to any other entity, although it may do so in the future. The items of compensation that may be payable or expenses that are reimbursable to our Manager or its affiliates, as applicable, are as follows: organization and offering expense reimbursement, acquisition fees, gain from the sale of properties from the Sponsor to the Company, a management fee, a leasing fee, a fixed maintenance and repair reserve, costs and expenses for capital improvements and normal wear and tear to the properties, disposition fees, and ongoing operating expense reimbursements, and each of these expense reimbursements or fees are summarized in greater detail in the following table. The Company will not pay our Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of our Units. The below table is as of December 31, 2025.

Type of Payment and Recipient	Description and Determination of Amount	Amount

Organization and Offering Stage

Expense Reimbursement – Organization and Offering Expenses — Manager	We either directly pay, or our Manager has paid and may continue to pay organization and offering expenses on our behalf. We have reimbursed and will continue to reimburse our Manager for any third-party organization and offering costs and expenses it may incur on our behalf. See “Estimated Use of Proceeds” for more details. We expect organization and offering expenses to be no more than $2,250,000 during the term of the Offering.	The Company has reimbursed the Manager $114,450 in organization and offering expenses.

Type of Payment and Recipient	Description and Determination of Amount	Amount

Acquisition Stage

Compensation – Acquisition Fee — Manager	We may pay our Manager a one-time 3% acquisition fee per acquisition, calculated on the initial purchase price of each property, which will be paid at or shortly after the initial closing on the property.

The total amount that could be payable to our Manager is dependent upon the offering proceeds we raise (and any leverage we employ, if at all), which will directly impact the number and value of acquisitions we are able to make. Assuming the maximum amount of this offering is raised, less the $2,250,000 of estimated organization and offering expenses, no leverage, and we deploy 100% of those net proceeds ($72,750,000), and pay acquisition fees on all such acquisitions, the aggregate acquisition fees payable would be a maximum of approximately $2,182,500. Notwithstanding the foregoing, the Manager did not charge the Company any acquisition fees in 2024, and, therefore, the Company has paid $0 in acquisition fees in each 2024. The Company has paid the Manager acquisition fees in an amount equal to $68,520 in 2025.

Built-In Gain on Sale of Curated Property – Sponsor	On behalf of the Sponsor, the Manager will facilitate the identification and acquisition of properties that are in need of renovation and/or repair, perform the value-add services, and then sell the property(ies) to the Company (such renovated and/or repaired properties are referred to herein as “curated properties”). The policy related to these affiliated transactions of sales of curated properties from the Sponsor to the Company is as follows: after the Sponsor acquires the property(ies) and the Manager performs the value-add services thereto (such as renovations and/or repairs), the Manager engages a third-party certified real estate appraiser to appraise the fair market value of the curated property(ies), and then can only sell the curated property(ies) to the Company at or below such appraised fair market value. Notwithstanding the foregoing, it is likely that the Sponsor will realize gain when it sells a curated property to the Company. For example, if the Sponsor acquires a single-family home for $100,000, and puts $50,000 of renovation and/or repair costs into the property, and the subsequent third-party certified real estate appraiser appraises the fair market value of the curated property at $200,000, the Sponsor will realize gain equal to the difference of the price it sells the curated property to the Company (which will be no more than the fair market value, or in this case $200,000) less the Sponsor’s all-in cost of $150,000. The Sponsor may take some of this gain in the form of Company equity at the then-current NAV price per Unit.	Actual amounts are dependent upon the number of properties we own, the initial purchase price of the properties, the cost of the value-add renovation, construction, repairs and improvements, and the appraised fair market value of the property when sold to the Company. The Sponsor has sold properties to the Company with a built-in gain of approximately $1,492,488 in 2024 and $9,274,815 in 2025. The Sponsor has not taken any of this gain in the form of Company equity.

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Type of Payment and Recipient	Description and Determination of Amount	Amount

Operational Stage

Compensation – Management Fee — Manager	We will pay our Manager a monthly 3% to 4% management fee, which will be calculated as 3% to 4% of all revenue generated by the Company for each month, and the fee will be paid monthly.	Actual amounts are dependent upon, among other things, the number of properties we own, the occupancy rate and the rent rate. The Company has paid the Manager management fees in an amount equal to approximately $146,567 in 2024 and $269,697 in 2025.

Compensation – Leasing Fee – Manager	We may pay the Manager a leasing fee for facilitating the leasing process on our behalf. We may pay the Manager $500 for every lease entered into with a new Resident, and $250 for every lease renewal.	The Company has paid the Manager leasing fees in an amount equal to approximately $13,250 in 2024 and $0 in 2025.

Fixed Expense Reserve – Maintenance and Repair Reserves — Manager	We will pay the Manager a fixed dollar amount per month per property that is set at the time the Company purchases/acquires the curated property from the Sponsor, and is based on the condition and anticipated needs of that particular property. This fee is paid monthly. This fee will be the maximum amount the Company will have to pay towards repairs and maintenance of each property; any repairs and/or maintenance costs above and beyond this fee will be paid for by the Manager.	Actual amounts vary from property-to-property, and are dependent upon the specific condition and anticipated needs of a particular property, and are also dependent on the number of properties we own, the occupancy rate and the rent rate. The average monthly maintenance and repair reserve that the Company pays per property is $180. The Company paid a total of approximately $308,804 in maintenance and repair reserves in 2024 and $552,646 in 2025.

Ongoing Expenses – Capital Improvements and Normal Wear and Tear Conversion Costs — Manager	Capital improvements on properties owned by the Company will be paid for by the Company, as will the costs of refreshing or renovating properties owned by the Company when leases expire and the properties require updating prior to renting again. These costs may include, but are not limited to, new paint, carpet, minor repairs, and other updates that may be needed to re-lease the property at appropriate market rates, as determined solely by the Manager. This work may be performed by the Manager at market rates, or subcontracted by the Manager at market rates for a profit.	Capital improvements expenses, which are long term assets for major improvements/upgrades that are needed on occasion, such as roof repairs, HVAC replacements, or new appliances, have averaged $5,301 per property and turnover costs, which are typically incurred each time a property is vacated, have averaged $4,403 per property. The Company paid a total of approximately $690,460 in capital improvements and normal wear and tear conversion costs in 2024 and $876,615 in 2025.

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Type of Payment and Recipient	Description and Determination of Amount	Amount

Compensation – Disposition Fee – Manager	We may pay the Manager a one-time 3% disposition fee, per disposition, which will be calculated on the final disposition value when a property is sold, utilized in a 1031 exchange, or otherwise disposed of by the Manager on behalf of the Company, which will be paid at or shortly after closing on the property.	Actual amounts are dependent upon the final sales price of properties we own and subsequently sell. The Company has paid $0 in disposition fees in each of 2024 and 2025.

Expense Reimbursement – Other Operating Expenses — Manager

We will reimburse the Manager or the Sponsor, as applicable, in the event the Manager or Sponsor incurs any out-of-pocket expenses on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, tax return preparation fees, taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with the aforementioned expenses. These expenses do not include our Manager’s or our Sponsor’s overhead, employee costs, utilities or technology costs.

The aforementioned expense reimbursements that we will pay to our Manager may be originally incurred by our Manager or our Sponsor.

Actual amounts are dependent upon our operations. The Company has paid all operating expenses to-date.

Transactions with Related Persons – Roots REIT Management, LLC, Seed InvestCo, LLC and the Company

As disclosed elsewhere in this offering circular, the Manager is a wholly-owned subsidiary of the Sponsor, and our founders, Larry Dorfman and Daniel Dorfman, are also principals of our Sponsor and managers of both our Manager and our Sponsor. The Sponsor also owns Units of the Company. The Manager is responsible for managing the Company’s affairs on a day-to-day basis, and our Sponsor indirectly provides asset management and other services to our Manager and us. The Company’s operating agreement expressly grants the general authority to the Manager to acquire property for the Company from any person as the Manager may determine, and the fact that a Manager or a member of the Company is directly or indirectly affiliated or connected with any such person shall not prohibit the Manager from dealing with that person. Furthermore, the Company’s operating agreement expressly permits the Company to enter into transactions, contracts, agreements, or arrangements with the Manager and its affiliates.

All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Contractual rates are determined by our Manager and affiliates based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis and are intended to approximate or be below prevailing market rates, but there can be no assurances that the contracts are in fact consistent with the prevailing market rates or terms. A description of the fees payable to and expenses reimbursable to our Manager are set forth in the Management Compensation table directly above, including certain amounts paid to our Manager for the last two fiscal years. Any expenses or fees payable to our Manager for its services in connection with managing our daily affairs are typically paid from cash flow from operations. If such fees and expenses are not paid from cash flow, they will reduce the cash available for investment and distribution and will directly impact our NAV.

In addition, on behalf of the Sponsor, the Manager will facilitate the identification and acquisition of properties that are in need of renovation and/or repair, perform the value-add services, and then sell the property(ies) to the Company (such renovated and/or repaired properties are referred to herein as “curated properties”). The policy related to these affiliated transactions of sales of curated properties from the Sponsor to the Company is as follows: after the Sponsor acquires the property(ies) and the Manager performs the value-add services thereto (such as renovations and/or repairs), the Manager engages a third-party certified real estate appraiser to appraise the fair market value of the curated property(ies), and then can only sell the curated property(ies) to the Company at or below such appraised fair market value. Notwithstanding the foregoing, it is likely that the Sponsor will realize gain when it sells a curated property to the Company. For example, if the Sponsor acquires a single-family home for $100,000, and puts $50,000 of renovation and/or repair costs into the property, and the subsequent third-party certified real estate appraiser appraises the fair market value of the curated property at $200,000, the Sponsor will realize gain equal to the difference of the price it sells the curated property to the Company (which will be no more than the fair market value, or in this case $200,000) less the Sponsor’s all-in cost of $150,000. The Sponsor may take some of this gain in the form of Company equity at the then-current NAV price per Unit, however the Sponsor has not taken any gain in the form of Company equity as of the date of this offering circular.

See below for a summary of the sales of curated properties by the Sponsor to the Company since January 1, 2025:

Company Purchase Date from Sponsor	# of Residential Units in Property(ies)	Sponsor Original Aggregate Purchase Price	Sponsor Renovation and Repair Costs	Purchase Price Paid by Company to Sponsor	Built-in Gain to Sponsor	Certified Appraised Fair Market Value of Property(ies) at time of Purchase	Company Leverage

3/27/2025	5	$725,751	$30,696	$845,000	$88,554	$895,000	$50,000
3/31/2025	58	$11,604,250	$123,125	$13,038,500	$1,311,124	$14,242,000	$1,203,500
5/31/2025	21	$6,258,527	$110,276	$7,201,500	$832,697	$7,854,000	$652,500
6/30/2025	43	$9,073,915	$48,155	$9,720,369	$598,299	$10,247,000	$526,631
8/12/2025	3	$516,314	$434	$566,000	$49,252	$609,500	$43,500
9/30/2025	32	$7,072,300	$151,807	$7,871,872	$680,824	$8,699,500	$827,628
12/22/2025	62	$18,945,112	$-	$20,555,053	$1,649,562	$23,381,000	$2,825,947
12/31/2025	28	$5,545,127	$29,835	$6,497,570	$922,608	$7,736,000	$1,238,430
3/18/2026	63	$13,617,705	$126,172	$15,054,996	$1,311,119	$16,440,000	$1,385,004
3/31/2026	14	$2,839,139	$394,911	$3,693,743	$459,693	$4,235,000	$541,257
4/24/2026	18	$7,585,968	$-	$8,509,999	$924,031	$10,680,000	$2,170,001

Total:	347	$83,784,107	$1,015,411	$93,554,602	$8,827,762	$105,019,000	$11,464,398

Furthermore, as discussed elsewhere in this offering circular, we have loaned, and intend to continue to loan, funds needed for acquisitions of properties to our Sponsor, which loans are secured by the real property and are repaid or cancelled upon the Sponsor’s sale of the curated property(ies) to the Company. Our policy was to loan these funds to our Sponsor at an interest rate of no less than 6% per year, however we amended our policy to increase the interest rate to no less than 7% per year as of October 1, 2023.

As of December 31, 2025 and 2024, the Company had advanced net amounts of $31,417,239 and $14,467,006, respectively, to the Sponsor for certain acquisitions identified. Advances bear interest at 7%. Interest is calculated on each individual advance as of the date of such advance. For the years ended December 31, 2025 and 2024, the Company earned interest income related to advances to the Sponsor totaling $1,546,967 and $758,677, respectively.

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PRINCIPAL MEMBERS

The following table sets forth the beneficial ownership of our Units as of the date of this offering circular for each person or group that holds more than 5% of our Units, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our Units has sole voting and disposition power with regard to such Units.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1344 La France Street NE, Atlanta, Georgia 30307.

Name of Beneficial Owner(1)	Number of Units Beneficially Owned	Percent of All Units
Larry Dorfman (Manager of Sponsor)	7,729.82	0.98%
Daniel Dorfman (Manager of Sponsor)	3,785.34	0.48%
Scott Jacobsen (COO of Sponsor)	1,270.72	0.16%
Mel Myrie (CFO of Sponsor)	667.23	0.08%

Total:	13,453.11	1.71%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

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CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our Sponsor, our Manager and their respective affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Potential Interests in Other Seed InvestCo-Sponsored Entities

General

In the future, the officers and managers of our Manager and the key real estate professionals of our Sponsor who perform services for us on behalf of our Manager and other affiliates of our Sponsor may organize other real estate related programs and acquire for their own account real estate related investments that may be suitable for us.

Allocation of Investment Opportunities

Future Funds

Our Sponsor may, from time to time, sponsor other real estate funds that raise capital in the future with similar or different investment parameters and strategies. These similar programs may have investment criteria that compete with us. Potential investment opportunities are evaluated by our Manager, which shall determine whether the investment opportunity is suitable based on each program’s investment strategy (including portfolio objectives, investment size, return requirements, investment timing, capital availability, and policies related to leverage) and diversification parameters, and whether the investment opportunity is accretive to the program’s overall portfolio, as well as is a compelling investment in its own right.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager is a wholly owned subsidiary of our Sponsor. We pay fees and expenses to our Manager, as outlined in the Management Compensation section, which were not determined on an arm’s length basis. Our Manager may benefit by us retaining ownership of our assets at times when our Members may be better served by the sale or disposition of our assets due to the property management fee payable to our Manager each month. Further, the built-in gain earned by our Manager may influence the timing of the sale of a real estate asset to us.

Other Transactions Involving Affiliates

Affiliate Investments

We may from time to time engage in certain transactions with our affiliates (including our Sponsor, our Sponsor’s managers, our Manager, or other future affiliates sponsored or controlled by Seed InvestCo or its affiliates) by purchasing investments from or through such affiliates, selling assets to such affiliates, co-investing with such affiliates in certain investments and investing in entities in which such affiliates hold interests. Such affiliates may have an incentive to seek, refer or recommend such investments to us, or agree to a price for such investments, or agree on other terms that are not as favorable as might be obtained from an unaffiliated third party acting on a completely arm’s-length basis, as a result of such affiliates’ financial interests in such investments. Our sponsor, our Manager and their affiliates may face conflicts in exercising rights under such co-investment arrangements.

Notwithstanding the foregoing, we may from time to time engage in certain transactions with affiliates by purchasing investments from or through such affiliates, accepting assignment of a right or option to purchase investments from such affiliates, accepting assignment of any purchase and sale agreement from such affiliates, leasing real estate assets or properties to such affiliates, co-investing with such affiliates in certain investments and/or investing in entities in which such affiliates hold interests. Such investment transactions will be made on terms (including the consideration to be paid) that are determined by our Manager to be fair and reasonable to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

Legal Counsel

Our legal counsel does not and will not serve as counsel for or represent the interests of investors, and such counsel has disclaimed any fiduciary or attorney-client relationship with the investors.

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INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

●	to pay attractive and consistent cash distributions; and
●	to preserve, protect, increase and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

Investment Strategy and Market Opportunity

The primary business purpose of Roots Real Estate Investment Community I, LLC, a Georgia limited liability company (“RootsCom”), is to leverage professional real estate expertise and experienced business management with technology, scale, and local market insights to generate attractive returns for its Members and the future members of RootsCom and unique opportunities and value to the communities that it serves. The Manager’s and/or Sponsor’s employees, officers and management personnel will be responsible for the general oversight, administration and implementation of RootsCom, as well as identifying, selecting and procuring targeted assets for the RootsCom portfolio.

RootsCom is a “Commercially Motivated, Community Inspired” real estate fund. We want to create attractive returns while making a significant positive impact on the lives of the human beings who invest in, provide to, and rent from the Company, as well as on the communities that it serves.

The Manager targets real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential, however, the Manager is not limited to searching only in the Atlanta MSA. The general concept of a metropolitan statistical area is that of a core area containing a substantial population nucleus, together with adjacent communities having a high degree of economic and social integration with that core.14 Currently delineated metropolitan statistical areas are based on application of 2010 standards (which appeared in the Federal Register on June 28, 2010) to 2010 Census and 2011-2015 American Community Survey data, as well as 2018 Population Estimates Program data.15 Current metropolitan statistical area delineations were announced by the United States Office of Management and Budget (“OMB”) effective March 2020.16 The Atlanta MSA consists of four (4) principal cities: Atlanta, Sandy Springs, Alpharetta, and Marietta, and twenty-nine (29) counties: Barrow, Bartow, Butts, Carroll, Cherokee, Clayton, Cobb, Coweta, Dawson, DeKalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett, Haralson, Heard, Henry, Jasper, Lamar, Meriwether, Morgan, Newton, Paulding, Pickens, Pike, Rockdale, Spalding and Walton.17

14 https://www.census.gov/programs-surveys/metro-micro/about.html

15 Id.

16 Id.

17 United States Office of Management and Budget Bulletin No. 20-01.

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Atlanta MSA
Dawson
Jasper
Pickens
Dawsonville
Adairsville
Cherokee
Forsyth
Bartow
Canton
Cumming
Cartersville
Holly Springs
Woodstock
Fulton
400
Buford
Sugar Hill
Milton
Alpharetta
Acworth
Suwanee
Kennesaw
Roswell
Johns Creek
Duluth
Gwinnett
Auburn
Winder
Paulding
Sandy Springs
Dacula
Statham
Marietta
Norcross
Dunwoody
Lawrenceville
Barrow
Cobb
Dallas
Doraville
Smyrna
Chamblee
Lilburn
Hiram
Powder Springs
Snellville
Haralson
DeKalb
Loganville
Clarkston
Buchanan
Austell
Stone Mountain
Monroe
Walton
Decatur
Atlanta
Avondale Estates
Tallapoosa
Temple
Villa Rica
Bremen
Douglasville
Lithonia
Douglas
Social Circle
East Point
Conyers
Hapeville
College Park
Madison
Oxford
Carroll
Forest Park
Rockdale
Lake City
Carrollton
Fairburn
Union City
Morrow
Covington
Porterdale
Riverdale
Bowdon
Palmetto
Jonesboro
Stockbridge
Newton
Morgan
Clayton
Henry
Tyrone
McDonough
Fayetteville
Peachtree City
Newnan
Hampton
Locust Grove
Heard
Butts
Jasper
Sharpsburg
Fayette
Senoia
Spalding
Coweta
Franklin
Jackson
Monticello
Grantville
Griffin
Meriwether
Zebulon
Lamar
Pike
Greenville
Barnesville
Woodbury
Warm Springs
Manchester
Tennessee
South Carolina
Alabama

The Manager intends to continue to acquire the properties, facilitate the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property, obtain or retain, as applicable, renters, get a third-party certified real property appraisal, and then sell and/or transfer such properties to the Company at or below the appraised fair market value. The Manager may forego payment for up to five percent (5%) of the value of each property in exchange for equity in the Company. The Company’s Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquidated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized.

The Company will loan proceeds from this Offering to the Manager to facilitate the acquisitions of the properties, at an interest rate of seven percent (7%) per annum, with reasonable repayment terms.

The Manager will also receive a set monthly fee out of rents payable to the Company to fund repairs and maintenance for each property. The Company will not have to bear the financial responsibility of unexpected repairs and maintenance above and beyond this set monthly fee out of rents payable, which will allow RootsCom to have greater predictability and consistency with respect to cash flow per property. The Manager will be responsible for the coordination and implementation of such repairs and maintenance and the payment for any repairs and maintenance that exceed the monthly fee received out of rents payable.

The Sponsor, and the Manager’s management team, has invested side-by-side with the RootsCom Members, so that there is both a shared common interest in attractive investment returns and a contribution to the wellbeing of the communities where the real estate assets are located.

Almost forty-five million (45,000,000) American households are currently renting.18 The median income for a family who rents in the State of Georgia is $40,524, and the average rent, according to the Prosperity Now report is $1,050, but that was in 2018.19 Average rents are now up well over $1,200 and rising. The average renting family has less than $650 in savings, so less than half a month’s rent. Most people in this category have not, and will never have the chance to actually own their own home or invest in real estate. RootsCom plans to open the doors to real estate investment to these residents and thousands of other “non-accredited” individuals who have never had the opportunity to own real estate, not even their own homes.

RootsCom incentivizes its renters (the “Residents”) to care for each rental property as if it was their own by providing unique financial incentives in the Resident’s lease that will be tied directly to the Resident partnering with the Company to take care of the property and proving, on a periodic basis, that they are living in it like they own it. This program is called “Live in it Like You Own It” and is an essential aspect of the RootsCom overall business model. We believe it will enhance both the lives of our Residents, and the long-term values of the properties. The Company believes that homeownership does not have to be defined by “owning the home you live in.” It can be expanded to “Living In It Like You Own It.” The Company has also coined the term “Rentership” in relation to this concept.

18 U.S. Households: Renters and Owners, National Multifamily Housing Council, https://www.nmhc.org/research-insight/quick-facts-figures/quick-facts-resident-demographics/renters-and-owners/

19 Cost of Living Report, Georgia, Prosperity Now Scorecard, https://scorecard.prosperitynow.org/reports#report-state-cost-of-living.

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The share of middle-income renters paying more than 30% of income for housing has steadily risen.20 The largest jump has been among renters earning $30,000 – $44,999 annually, with their cost-burdened share up 5.4% in 2011–2018, to 55.7%.21 The increase among households earning $45,000 – $74,999 is nearly as large at 4.3%, to a share of 27%.22 While occurring across the country, the growing incidence of cost burdens among middle-income renters is most apparent in larger, high-cost metropolitan areas.23

The Atlanta MSA statistics show a population of over 6 million people, with a median age of 36.8 years old, with almost 75% of those people of legal renting age (18 years of age or older).24 Approximately 42% of those people fall within the age range of 20 years old and 49 years old (evenly split between each decade of age).25

The total number of households is over 2.1 million, and the number of “housing units” is over 2.3 million, and roughly 35% of these units are renter-occupied.26 The median household income in the Atlanta MSA is $71,742, with 35% of households making $100,000 or greater, and the per capital income is $37,331.27 As previously mentioned, the median income of households that rent is approximately $40,500. Based on inflation since the previously cited report, it is estimated that current income of renting households in 2022 is approximately $44,500 and average rent in the Atlanta MSA is approximately $1,250 outside the City of Atlanta and considerably more in the city limits.

20 American’s Rental Housing 2020, Joint Center for Housing Studies of Harvard University, https://www.jchs.harvard.edu/sites/default/files/reports/files/Harvard_JCHS_Americas_Rental_Housing_2020.pdf, at page 4.

21 Id.

22 Id.

23 Id.

24 Census Reporter: https://censusreporter.org/profiles/31000US12060-atlanta-sandy-springs-alpharetta-ga-metro-area/

25 Id.

26 Id.

27 Id.

44

RootsCom permits its Residents to pay a fee to opt into the “Live In It Like You Own It” program, that provides the Residents incentives to take good care of the property while they are in it. The Residents can (i) earn reimbursement of their opt-in fee, and (ii) receive additional payments from the Company, for a Resident’s successful performance of certain monthly tasks and upkeep to the property. The “Live In It Like You Own It” program provides a mutually beneficial scenario for both the Resident and the Company. A Resident is incentivized to truly care about the property he or she lives in by performing routine upkeep, including timely reporting of any damage or maintenance needs, which are commonly found to be tenant responsibilities in leases between landlords and tenants in residential and multifamily leases, but that typically get ignored or deferred by tenants. The Company incentivizes its Residents to not ignore or defer these important tasks that preserve the value of the properties and minimizes the short- and long-term costs associated with deferred maintenance and repairs, by reimbursing the Residents the opt-in fee and making additional payments to the Residents, so long as the Residents successfully perform these tasks. The Residents benefit, because they have the opportunity to earn back their opt-in fee through reimbursement and to receive additional payments from the Company, and the Company benefits knowing that its real estate assets are being cared for. Many Residents believe in the mission and alignment of the “Live In It Like You Own It” program so much, that they have purchased Units in this Offering.

The Manager will pay for all standard maintenance and any repairs, as well as home-related expenses, such as real estate taxes and property insurance. The residents get to enjoy the home like they own it, and with RootsCom’s unique financial incentives, save money along the way. RootsCom also believes they will benefit from lower maintenance and repair costs and a lower tenant turnover due to the symbiotic relationship, contributing to great investment returns for all Members. RootsCom will help renters feel like owners.

Over the period of time from June 1, 2021 through December 31, 2021, the Manager tested the “Live in it Like You Own It” model on properties with an average of 60 residential doors. The Manager has continued to utilize and execute the “Live in it Like You Own It” model.

The Company seeks to earn above market rates of return for its Investors, while also positively impacting the community. To achieve this goal, the Manager is guided by an investment strategy that focuses on:

●	A unique approach to purchasing real estate that allows purchasing assets under market value;
●	Part of the Company’s strategy is to look for undervalued assets in inefficient markets;
●	Acquiring assets at a discount to their intrinsic value;
●	Utilizing event driven sales to create value for sellers and investors;
●	Actively managing the assets to create value for the Investors; and
●	Having Residents who are active participants in their properties, earning rental credits for living in them like they own them, and being responsible for helping care for the property. The Company believes this will drive less tenant turnover, which saves significant costs, and drives higher appreciation value based on a better cared for property.

45

46

47

When evaluating acquisitions, the Manager conducts a detailed analysis of the property as well as other factors. If a property substantially meets the investment criteria, given economic, market, and other circumstances, the Manager will pursue it further if it believes it is well positioned to compete for it. Because in most scenarios the Manager does not require traditional financing to purchase properties and can pay cash and close quickly, it believes it will be in an advantageous position to purchase at attractive prices. The Manager believes it has positive working relationships with many industry participants, including banks, prospective sellers, and financing sources, which enable it to become aware of acquisition opportunities. The Manager takes the front-end purchasing risks, and no property is offered to the Company for purchase until it is fully tenanted and producing a minimum acceptable cashflow from rents. This substantially lowers the Company’s and the Members’ risk as it relates to early vacancy and unexpected repairs, and results in more consistent returns overall.

The Company holds a portfolio asset until it determines that the sale of such property is advantageous in view of the Company’s investment objectives. In deciding whether to acquire or sell a portfolio asset, the Manager may consider factors such as potential capital appreciation, net cash flow, tenant credit quality, rental rates, potential use of sale proceeds and federal income tax considerations. In evaluating a particular portfolio asset, the Manager may consider a variety of factors, including:

●	Geographic area and demographic characteristics of the community, as well as the local real estate market;
●	Purchase price;
●	Availability of funds or other consideration for the proposed acquisition and the cost thereof;
●	Quality of construction and design and the current physical condition of the property;
●	Terms of any existing leases;
●	Amount of rent to be paid by tenants as compared to market rates; and
●	Ability of current tenants to pay the amount of rent needed to assure an acceptable return.

In line with the Company’s policies, RootsCom does not believe in displacing current residents who have been good tenants simply because they are unable to pay an increased rent that may be needed to drive a return acceptable to the Company. Therefore, the Company has partnered with a 501(c)(3) entity that is able to provide “Rental Assistance” and more to individual tenants who show a significant need for such assistance for specific periods of time. A resident tenant who indicates he or she cannot pay the full new rent needed, and fills out an application for rental assistance that clearly indicates that they, for any number of reasons, cannot cover the additional rent, may be eligible for short or long term assistance from the 501(c)(3) entity. If approved the entity pays the amount of rental assistance, they are approved for to the Company directly and, as a result of that assistance and the rent paid by the Resident, the company is paid in full on the rental amount each month. RootsCom is in the business of “humans helping humans” and is built to combine the attributes of a real estate investment, including recurring cash flow, asset appreciation, and tax benefits, to achieve an attractive investment while making an immediate and long-term positive impact on the communities we invest in. RootsCom is “Real Estate Reimagined.”

Through the “Rentership” and “Rental Assistance” programs, the Company believes that it will retain more tenants who take better care of their residence, thereby increasing the overall returns of the properties in the Company, and potentially have a positive impact on the community the home is located in.

48

Real Estate Portfolio

Since the commencement of the Initial Offering, as of April 30, 2026, the Company has acquired 581 total properties, 533 of which were curated properties purchased from the Sponsor directly or through the purchase of wholly-owned subsidiaries of our Sponsor.

The real estate portfolio consists of single and multifamily homes in Georgia, particularly in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that are leased to individual tenants. The aggregate acquisition cost for the entire real estate portfolio was $173,403,195. All properties are owned in fee simple by the Company or its wholly owned subsidiaries, subject to financing in certain circumstances, as set forth elsewhere in this Offering Circular. The Company ensures that all of the residential properties in which it invests are adequately insured against casualty losses. When the Company acquires additional properties, it will continue to provide this information in an offering circular supplement, as it has historically done.

The following table provides an overview of the Company’s Real Estate Portfolio as of April 30, 2026.

Acquisition Year	State	County	Multi-Family Properties	Multi-Family Units	Multi-Family Average Unit Size (Sq. Ft.)	Single-Family Properties	Single-Family Units	Single-Family Average Unit Size (Sq. Ft.)	Total Properties	Total # of Units	Average Effective Annual Rent	Occupancy Rate
2021	Georgia	Cobb	9	18	1,560	0	0		9	18	$1,259.28	100.00%
2021	Georgia	Dekalb	0	0		1	2	1,295	1	2	$3,254.00	100.00%
2021	Georgia	Fulton	1	8	225.38	0	0		1	8	$749.50	87.50%
		2021 TOTAL:	10	26	893	1	2	1,295	11	28	$1,754.26	96.43%

2022	Georgia	Cobb	0	0	-	6	7	1,456	6	7	$2,406.43	100.00%
2022	Georgia	Dekalb	0	0	-	5	5	1,599	5	5	$3,524.40	80.00%
2022	Georgia	Fayette	0	0	-	1	1	2,997	1	1	$4,178.00	100.00%
2022	Georgia	Fulton	0	0	-	4	5	1,392	4	5	$2,957.60	80.00%
2022	Georgia	Gwinnett	0	0	-	3	3	1,989	3	3	$3,353.33	100.00%
		2022 TOTAL	0	0	-	19	21	1,887	19	21	$3,283.95	95.24%

2023	Georgia	Clayton	0	0	-	7	8	1,464.86	7	8	$1,748.00	100.00%
2023	Georgia	Cobb	0	0	-	1	2	1,883	1	2	$1,145.00	100.00%
2023	Georgia	Dekalb	0	0	-	8	8	1,583.75	8	8	$3,313.38	85.71%
2023	Georgia	Douglas	1	2	1,379	0	0		1	2	$2,312.50	50.00%
2023	Georgia	Fulton	8	26	1,034	31	32	1,514.06	39	58	$1,757.29	93.10%
2023	Georgia	Newton	0	0	-	2	2	1,941.5	2	2	$3,933.00	50.00%
		2023 TOTAL	9	28	1,207	49	52	1,677	58	80	$2,368.20	91.14%

2024	Georgia	Cherokee	0	0		1	1	1,288.00	1	1	$2,199.00	100.00%
2024	Georgia	Clayton	0	0		17	17	1,245.18	17	17	$1,744.71	82.35%
2024	Georgia	Cobb	0	0		1	1	1,200.00	1	1	$1,710.00	100.00%
2024	Georgia	Dekalb	2	43	885.57	19	19	1,473.63	20	62	$1,440.37	87.10%
2024	Georgia	Fayette	0	0		1	1	1,004.00	1	1	$1,619.00	0.00%
2024	Georgia	Fulton	9	49	1,082.37	32	32	1,177.47	42	81	$1,694.84	96.30%
2024	Georgia	Gwinnett	5	10	1,929	2	2	1,464.00	7	12	$1,973.50	91.67%
2024	Georgia	Henry	0	0		1	1	923.00	1	1	$1,299.00	100.00%
2024	Georgia	Newton	0	0		6	6	1,475.67	6	6	$1,573.17	83.33%
2024	Georgia	Rockdale	0	0		4	4	1,343.25	4	4	$2,500.50	50.00%
		2024 TOTAL	16	102	1,299	84	84	1,259.42	100	186	$1,775.41	89.78%
2025	Georgia	Barrow	0	0		1	1	2299	1	1	$2244.00	100.00%
2025	Georgia	Bartow	0	0		1	1	1134	1	1	$1850.00	100.00%
2025	Oklahoma	Canadian	0	0		5	5	2299.2	5	5	$2805.00	80.00%
2025	Georgia	Carroll	0	0		9	9	1689	9	9	$1607.44	100.00%
2025	Tennessee	Cheatham	0	0		62	62	1575.87	62	62	$1998.81	91.94%
2025	Georgia	Clayton	0	0		3	3	1464.67	3	3	$1612.00	66.67%
2025	Georgia	Cobb	0	0		8	8	1565.88	8	8	$1809.00	75.00%
2025	Georgia	Columbia	0	0	-	47	47	1600	47	47	$1726.23	100.00%
2025	Georgia	Dekalb	0	0	-	25	26	1336.92	25	26	$1576.04	65.38%
2025	Georgia	Douglas	0	0		1	1	1100	1	1	$1470.00	100.00%
2025	Georgia	Fulton	1	8	750	18	18	1221.11	19	26	$1951.58	100.00%
2025	Georgia	Henry	0	0		20	20	1674.8	20	20	$2078.15	95.00%
2025	Georgia	Newton	0	0		2	2	1851	2	2	$1609.50	100.00%
2025	Oklahoma	Oklahoma	0	0		39	39	1775.55	39	39	$2460.69	92.31%
2025	Georgia	Paulding	0	0		5	5	1416.2	5	5	$1788.00	100.00%
2025	Georgia	Richmond	0	0		40	40	1500	40	40	$1711.15	95.00%
2025	Georgia	Spalding	0	0		1	1	1246	1	1	$1095.00	100.00%
		2025 TOTAL	1	8	750	287	288	1,573	288	296	$1,846.62	91.89%
2026	Georgia	Butts	0	0		36	36	1,938.58	36	36	$1,929.72	83.33%
2026	Georgia	Carroll	0	0		1	1	1,696.00	1	1	$1,889.00	100.00%
2026	Georgia	Cherokee	0	0		1	1	1,189.00	1	1	$1,700.00	100.00%
2026	Georgia	Clarke	0	0		10	10	2,013.00	10	10	$2,269.70	90.00%
2026	Georgia	Clayton	0	0		8	8	1,345.38	8	8	$1,527.12	75.00%
2026	Georgia	Cobb	0	0		3	3	1,657.33	3	3	$1,938.00	100.00%
2026	Tennessee	Davidson	0	0	-	10	10	1,812.20	10	10	2,541.10	100.00%
2026	Georgia	Dekalb	0	0		6	6	1,632.50	6	6	$1,863.33	83.33%
2026	Tennessee	Dickson	0	0	-	2	2	1,579	2	2	1,806	100.00%

2026	Georgia	Douglas	0	0		2	2	1,291.50	2	2	$1,607.00	100.00%
2026	Georgia	Fulton	0	0		3	3	1,700.00	3	3	$1,771.00	100.00%
2026	Georgia	Henry	0	0		3	3	1,517.67	3	3	$1,928.67	100.00%
2026	Tennessee	Maury	0	0	-	2	2	1,893	2	2	1,934	100.00%
2026	Georgia	Newton	0	0		1	1	1,687.00	1	1	$1,939.00	100.00%
2026	Georgia	Paulding	0	0		1	1	1,515.00	1	1	$1,829.00	100.00%
2026	Tennessee	Robertson	0	0	-	4	4	2,436	4	4	2,266.75	100.00%

2026	Georgia	Rockdale	0	0		12	12	1,766.00	12	12	$1,829.67	100.00%
		2026 TOTAL:	0	0	0	105	105	1,686	105	105	$1,915.83	90.48%
		Grand Total:	36	164	691	545	552	1,563	581	716	$2,157.38	91.19%

49

Since commencement of the Initial Offering, as of April 30, 2026, the Company has incurred $111,352,798 of debt outstanding, secured by 560 properties owned by the Company. It is intended that debt proceeds, in addition to offering proceeds, will be used for future acquisitions of additional real property. The following table provides an overview of the mortgage liens related to the Real Estate Portfolio. The Principal Amount column is also the balance to be due for each of these loans at maturity, assuming no payment has been made on principal in advance.

Loan	No. of Properties Securing Loan	Principal Amount	Terms	Prepayment Penalty	I/O Matures	Loan Maturity Date
1	4	$780,101	I/O 8% Prepaid 6 mos.	None	9/5/2025	9/5/2025
2	5	$1,222,200	I/O 8% Prepaid 6 mos.	None	7/4/2025	7/4/2025
3	17	$2,348,250	I/O 4.33% 60 Mos	Yield maintenance with 6 months open prepay at the end of the loan term.	10/21/2026	10/21/2026
4	6	$1,451,329	I/O 6.4% 60 Mos	Yield maintenance with 6 months open prepay at the end of the loan term.	5/9/2027	5/9/2027
5	2	$1,100,000	I/O 5.5% quarterly until 7/1/25, then P&I to 7/6/2027	None	7/1/2025	7/6/2027
6	9	$1,350,000	I/O 3.510% 84 mos, then 156 months Floating	Yield maintenance with 3 months open prepay at the end of the loan term.	10/17/2028	10/17/2041
7	1	$326,162	I&P 3.875% 360 months			1/1/2052
8	8	$1,541,179	I/O 7% for 120 months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	7/1/2034	7/1/2054
9	8	$1,299,796	I/O 7% for 120 months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	7/1/2034	7/1/2054
10	10	$1,316,137	I/O 7% for 120 months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	7/1/2034	7/1/2054
11	10	$1,877,400	I/O 7% for 120 months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	7/1/2034	8/1/2054
12	10	$1,461,000	I/O 7% for 120 months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	8/1/2034	8/1/2054
13	1	$947,239	I/O 8.125% for 120 months , then P&I for 240 months	Yield Maintenece 5,4,3,2,1	9/1/2034	9/1/2054
14	1	$979,455	I/O 8.125% for 120 months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	9/1/2034	9/1/2054
15	8	$1,216,150	I/O 6.75% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	9/1/2034	9/1/2054
16	9	$1,525,550	I/O 6.75% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	9/1/2034	9/1/2054
17	9	$1,700,500	I/O 6.75% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	9/1/2034	9/1/2054
18	6	$2,241,850	I/O 6.75% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	9/1/2034	9/1/2054
19	5	$929,600	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	12/1/2034	12/1/2054
20	5	$851,200	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	12/1/2034	12/1/2054
21	6	$938,000	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	12/1/2034	12/1/2054
22	5	$898,100	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	12/1/2034	12/1/2054
23	6	$997,000	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	1/1/2035	1/1/2055
24	6	$969,150	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	1/1/2035	1/1/2055
25	6	$958,100	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	1/1/2035	1/1/2055
26	5	$748,150	I/O 7.00% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	1/1/2035	1/1/2055
27	5	$875,000	I/O 7.3750% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	2/1/2035	2/1/2055
28	6	$996,450	I/O 7.3750% for 120 Months, then P&I for 240 months	Yield Maintenece 5,4,3,2,1	2/1/2035	2/1/2055
29	16	$2,568,800	I/O 6.4% for 60 Months, then adjustable thereafter	Yield Maintenance 5,4,3,2,1	6/1/2030	6/1/2055
30	16	$2,584,000	I/O 6.494% for 60 Months, then adjustable thereafter	Yield Maintenance 5,4,3,2,1	6/1/2030	6/2/2055
31	15	$2,541,150	I/O 6.503% for 60 Months, then adjustable thereafter	Yield Maintenance 5,4,3,2,1	6/1/2030	6/2/2055
32	55	$10,148,000	I/O 6.93% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	8/1/2030	8/1/2030
33	44.00	10,032,800.00	I/O 6.85% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	11/1/2030	11/1/2030
34	17	2,968,000.00	I/O 6.75% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	10/1/2030	10/1/2030
35	26	4,630,000.00	I/O 6.67% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	10/11/2030	10/11/2030
36	1	2,735,000.00	I/O 5.68% for 36 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	10/30/2028	10/30/2035
37	2	2,500,000.00	I/O 10% for 6 Months	NA	5/25/26	5/25/26
38	62.00	14,500,000.00	I/O 6.43% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	1/31/2031	1/31/2031
39	27.00	4,200,000.00	I/O 6.68% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	1/31/2031	1/31/2031
40	73.00	12,600,000.00	I/O 6.45% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	3/18/2031
41	27.00	5,500,000.00	I/O 6.70% for 60 Months	Yield maintenance with 3 months open prepay at the end of the loan term.	4/1/2031	4/1/2031
Total:	560	$111,352,798

50

PLAN OF OPERATION

General

We are a Georgia limited liability company formed to acquire and manage a diversified portfolio of residential real estate investments. We make loans, with at or above market interest rates, to our Manager in order for our Manager to acquire value-add single family and multifamily residential real estate assets. The Manager acquires the properties; facilitates the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property; obtains or retains, as applicable, renters; gets a third-party certified real property appraisal; and then sells and/or transfers such properties to the Company at or below the appraised fair market value.

Our Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquidated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized

In addition, we may acquire any real properties or residential real estate equity investments that in the opinion of our Manager, meet our investment objectives. Subject to certain limitations related to our qualification as a REIT and to maintaining our exclusion under the Investment Company Act, we plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, or companies with investment objectives similar to ours.

Seed InvestCo, LLC is our Sponsor and the owner of our Manager. Roots REIT Management, LLC is our Manager. As our Manager, it will manage our day-to-day operations and our portfolio of residential real estate investments. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Sponsor will also provide asset management, marketing, investor relations and other administrative services on our behalf.

We elected to be taxed, and currently qualify, as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2022. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our Members. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four (4) years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes.

Competition

Although we believe our investment strategy is differentiated by our “Live In It Like You Own It” Resident management focus, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

51

Liquidity and Capital Resources

We are partially dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2025 and 2024, we had cash and cash equivalents of approximately $6,334,624 and $1,134,637, respectively, and as of December 31, 2025 and 2024, we had restricted cash of approximately $772,841 and $475,605, respectively, for total cash, cash equivalents and restricted cash as of December 31, 2025 and 2024 of approximately $7,107,465 and $1,610,242, respectively. We classify short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. We invest cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. We believe we mitigate credit risk by depositing cash in and investing through major financial institutions. Restricted cash consists of amounts held in escrow accounts related to property taxes and insurance.

We anticipate that proceeds from this offering, any potential future offerings, cash flow from operations, and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date of the financial statements filed herewith. We also anticipate that proceeds from this offering, any potential future offerings, cash flow from operations, and conservatively structured leverage will provide sufficient liquidity to meet funding commitments for the time period commencing twelve months from the date of the financial statements filed herewith. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

We selectively employ leverage to enhance total returns to our Members through a combination of senior financing and other financing transactions.  We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis.

We expect to continue to use leverage at the portfolio level, and may use asset-level leverage, which, in the aggregate across the portfolio, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of total assets, capital expenditures and closing costs. The debt may be borrowed from institutional lenders, private lenders, or affiliates, in order to facilitate the acquisition of residential real property and value-add renovations. As of December 31, 2025 and 2024, we had outstanding mortgage loans payable of approximately $88,680,304 and $31,148,548, respectively, net of unamortized deferred financing costs of $2,501,151 and $825,050, respectively.

In the normal course of business, we encounter economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on our real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by us. Inflation risk is the risk that rising prices could increase our operating expenses and impact residents.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we may make payments to our Manager in connection with the purchase of investments, the management of our assets and costs incurred by our Manager in providing services to us. For a discussion of the compensation that has been paid, and to be paid to our Manager, see “Management Compensation”.

We elected to be taxed, and currently qualify, as a REIT commencing with our taxable year ended December 31, 2022. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our Members of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on quarterly record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

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Related Party Transactions

Roots REIT Management, LLC and Seed InvestCo, LLC

As described elsewhere in this offering circular, subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis. The Manager and Sponsor are responsible for identifying and making acquisitions and investments on behalf of the Company. As of December 31, 2025 and 2024, the Company had advanced net amounts of $31,417,239 and $14,467,006, respectively, to the Sponsor for certain acquisitions identified, which are included in note receivable – related party in the accompanying consolidated financial statements. Advances bear interest at 7%. Interest is calculated on each individual advance as of the date of such advance. For the years ended December 31, 2025 and 2024, the Company earned interest income related to advances to the Sponsor totaling $1,546,967 and $758,677, respectively, which is included in interest income – related party in the accompanying consolidated financial statements. As of December 31, 2025 and 2024, $707,903 and $0, of accrued interest was included in due to related parties, net, and $0 and $253,297 is included in due from related party, net, respectively in the accompanying consolidated financial statements.

The Manager may retain one or more of its affiliates to perform services for the Company’s real estate investments, including property management, leasing, and construction management services.

The Manager is entitled to a 10% property management fee, which is calculated as 10% of all rents collected each month. The fee is paid monthly. For the years ended December 31, 2025 and 2024, the Company incurred property management fees totaling $269,697 and $146,567, respectively, which are included in property management fees – related party in the consolidated financial statements.

The Manager is entitled to fixed repairs and maintenance reserve fee. This amount is based on an agreed upon monthly amount per property assigned at the date the property is deeded to the Company. The fee covers the costs of normal maintenance and unexpected repairs. Any costs for covered maintenance and repairs in excess of the fee are paid for by the Manager. For the years ended December 31, 2025 and 2024, the Company incurred repairs and maintenance fees totaling $552,646 and $308,804, respectively, which are included in operating and maintenance expense – related party in the consolidated financial statements.

The Manager is entitled to a one-time acquisition fee for each property acquired by the Company. The fee is equal to 3% of the initial purchase price paid by the Manager. For the year ended December 31, 2025, the Company incurred acquisition fees totaling $68,520, which are included within real estate in the accompanying consolidated financial statements. For the year ended December 31, 2024, the Manager elected to waive all acquisition fees.

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The Manager is entitled to a leasing fee. The fee is $500 for a new lease and $250 for a lease renewal. For the years ended December 31, 2025 and 2024, the Company incurred leasing fees totaling $0 and $13,250, respectively, which are included in operating and maintenance expense – related party in the consolidated financial statements.

The Company and the Manager have amounts receivable or payable to each other for property acquisitions and other operating activities, which are included in due to related party, net and due from related party, net in the accompanying consolidated financial statements. As of December 31, 2025 and 2024, $10,737,593 and $6,384, respectively, remained due to the Manager and Sponsor from the Company related to property acquisitions and other reimbursable expenditures and is included in due to related parties, net in the accompanying consolidated financial statements. In addition, as of December 31, 2025 and 2024, $0 and $12,420, respectively, remained due from the Manager to the Company related to security deposits and is included in due to related parties, net in the accompanying consolidated financial statements.

Results of Operations

We were formed on December 8, 2020, with operations commencing in the second quarter of 2021. The Initial Offering was qualified on June 21, 2022. The Follow-On offering was qualified on August 29, 2025. As of April 30, 2026, the aggregate Units outstanding totaled approximately 791,017, for total net offering proceeds of approximately $107,528,368 (including the 63,735 Units totaling $6,525,654 received in a private placement prior to the Initial Offering being declared effective).

We distributed $179,660.27 to our Members prior to the commencement of the Initial Offering. As of April 30, 2026, cumulative since inception, we have paid approximately $7,564,032 in distributions, of which approximately $1,024,509 was paid in cash and approximately $6,539,523 was reinvested in our Units pursuant to the distribution reinvestment plan. This includes the distribution declared by the Manager on April 9, 2026 of $1,116,899 to our Members in the amount of $1.50 per Unit for unitholders of record as of the close of business on February 28, 2026, so long as such units were owned through March 31, 2026. The distribution was paid on April 20, 2026. Our current NAV price per Unit is $153.07.

For the year ended December 31, 2025, we had net income attributable to Roots Real Estate Investment Community I, LLC in the amount of ($2,422,553). This was driven by rental income from acquired properties and interest income from a related party offset by operating expenses, depreciation, and interest expense.  For the year ended December 31, 2024, we had net income attributable to Roots Real Estate Investment Community I, LLC in the amount of $126,978. This was driven by rental income from acquired properties and interest income from a related party offset by operating expenses, depreciation, and interest expense.

Based on a comparison of the years ended December 31, 2025 versus 2024, total revenues increased by $3,713,704. Operating expenses increased by $3,568,510. Nonoperating expense increased by $2,694,725, which was primarily attributable to related party interest income offset by depreciation and interest expense.

We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, depreciation and interest expense will increase as we continue to acquire additional properties. We expect to continue to primarily generate operating revenues and cash flows from the operations of our real estate investments.

Cash Flows from Operating Activities

For the years ended December 31, 2025 and 2024, net cash provided by (used in) operating activities was ($13,508,801) and $1,149,656, respectively. For the year ended December 31, 2025, net cash flow from operating activities decreased primarily due to an increase in amounts due to related parties.

Cash Flows from Investing Activities

For the years ended December 31, 2025 and 2024, net cash used in investing activities was $75,778,766 and $42,128,342, respectively. For the year ended December 31, 2025, net cash used in investing activities increased due to the acquisition of 288 properties during the year and an increase of the related party note receivable.

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Cash Flows from Financing Activities

For the years ended December 31, 2025 and 2024, net cash provided by financing activities was $93,874,449 and $41,754,012, respectively. For the year ended December 31, 2025, net cash provided by financing activities increased due to proceeds from mortgage loans payable and proceeds from the issuance of Units.

Real Estate Portfolio

Since the commencement of the Initial Offering, we have acquired 581 properties at a total cost of $173,403,195 of which were curated properties purchased from the Sponsor. See “Investment Objectives and Strategy—Real Estate Portfolio” beginning on page 49 above for a more detailed description of our real estate portfolio.

Capital Expenditures

During the year ended December 31, 2025, the Company incurred approximately $1,071,170 in capital expenditures, primarily related to property improvements, tenant turnover costs, and standard wear-and-tear items across the portfolio. This compares to approximately $690,459 in capital expenditures for the year ended December 31, 2024. The increase was driven by renovation activity at certain properties and more robust resident improvement packages provided in connection with lease renewals and new leasing activity. The Company anticipates similar or moderately elevated levels of capital spending in 2026, and expects to fund these expenditures through cash generated from operations.

Capital Investments

In addition to recurring capital expenditures, the Company may pursue selective capital investment opportunities consistent with its strategic growth plan. As of the date of this offering circular, no significant capital investments have been approved or committed. Any future investments will be evaluated based on projected returns, alignment with long-term objectives, and available financing options. Such investments may be funded through internal cash, joint venture equity partnerships, or third-party financing as appropriate.

Operating Expenses

Total operating expenses were $5,890,856 for the year ended December 31, 2025, compared to $2,322,346 for the year ended December 31, 2024. The increase is primarily attributable to current year acquisitions, as well as higher apartment turnover and maintenance expenses, an increase in property taxes due to reassessments in key jurisdictions, and elevated property insurance premiums amid broader market hardening. Management anticipates continued pressure on insurance costs and is actively exploring mitigation strategies.

Debt Obligations

As of December 31, 2025, the Company had total outstanding debt of $88,680,304, consisting entirely of mortgage loans, compared to $31,148,548 as of December 31, 2024. The increase is primarily due to debt incurred in connection with new property acquisitions completed during 2025. Scheduled maturities over the next 12 months total $5,035,577, which the Company intends to address through refinancing, available liquidity, or operating cash flow. The Company’s weighted average interest rate as of year-end was 6.70%. Management regularly monitors debt service coverage ratios and prevailing market conditions to manage refinancing risk and interest rate exposure. The Company remains focused on maintaining flexibility in its capital structure and intends to proactively address upcoming maturities.

Outlook and Recent Trends

During the year ended December 31, 2025, financial markets and interest rates fluctuated significantly, with rates continuing to climb. The residential real estate market continued to cool off and we anticipate this will continue as rates continue to stay high and median home prices have peaked in the short term.  Management believes that our unique, disciplined acquisition process will allow us to continue to access properties in our market at below market pricing and allow us to continue to execute on our value-add strategy of building a real estate investment opportunity that delivers to our investors and our residents.

Off-Balance Sheet Arrangements

As of December 31, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Investment Company Act Considerations

We intend to conduct our operations so that neither we nor any subsidiaries we establish will be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, in reliance on Section 3(c)(5)(C) or Section 3(c)(6) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act, as interpreted by the staff of the Securities and Exchange Commission, or the SEC, requires us to invest at least 55% of our assets in “mortgages and other liens on and interest in real estate” (or Qualifying Real Estate Assets) and at least 80% of our assets in Qualifying Real Estate Assets plus real estate-related assets.

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We intend to invest in and manage a diversified portfolio of residential real estate investments. We expect to use a significant majority of the net proceeds from this offering to invest and hold at least 55% of our total assets in short-term residential real estate loans to our Manager, or directly in residential real estate, each of which we intend to be deemed Qualifying Real Estate Assets. It is possible that at times we may make a loan to our Manager that is not deemed “Qualifying Real Estate Assets” but in any event will not jeopardize the above-mentioned investment company exemptions or the REIT qualifications. In addition, we intend to hold at least 80% of our total assets in a combination of Qualifying Real Estate Assets and real estate-related assets. We will monitor our holdings under the 55% test and the 80% test in an effort to comply with Section 3(c)(5)(C) and related guidance.

Based on these holdings, we believe that we will not be considered an investment company for purposes of Section 3(c)(5)(C) of the Investment Company Act. Consequently, we expect to be able to conduct our operations such that we will not be required to register as an investment company under the Investment Company Act.

Section 3(c)(6) of the Investment Company Act excludes from the definition of “investment company” any company primarily engaged, directly or through majority-owned subsidiaries, in a business, among others, described in Section 3(c)(5)(C) of the Investment Company Act. The SEC has indicated that Section 3(c)(6) requires a company to hold at least 55% of its assets in, and derive 55% of its income from, a Section 3(c)(5)(C) business. The staff of the SEC has issued little additional interpretive guidance with respect to Section 3(c)(6). To the extent we choose to hold our real estate investments through subsidiaries, we may rely on Section 3(c)(6) of the Investment Company Act rather than Section 3(c)(5)(C). In such a case, we intend that more than 55% of our assets would be held in, and more than 55% of our income would be derived from, a combination of our interests in our majority-owned subsidiaries, and Qualifying Real Estate Assets. Our majority-owned subsidiaries would rely on Section 3(c)(5)(C), described above. Based on these holdings, we believe that we would not be considered an investment company for purposes of Section 3(c)(6) of the Investment Company Act. Consequently, we expect we would be able to conduct our operations such that we would not be required to register as an investment company under the Investment Company Act.

If the staff of the SEC were to disagree with our approach to our compliance with Section 3(c)(6), we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us.

Under the Investment Company Act, a majority-owned subsidiary of a person is defined as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. For purposes of Section 3(c)(6) of the Investment Company Act, we intend to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of the Company will be made by us. We also intend to treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (collectively referred to as Controlled Subsidiaries in this offering circular) as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reach this conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the staff of the SEC for its concurrence with our analysis, and it is possible that the staff of the SEC could disagree with any of our determinations. If the staff of the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us.

The assets we and any subsidiaries may acquire are limited by the provisions of the Investment Company Act, the rules and regulations promulgated under the Investment Company Act, and interpretative guidance from the SEC and its staff. These limitations may adversely affect our performance. In addition, to the extent the SEC’s staff provides different or more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets, or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations.

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Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policy governs the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Real Estate Acquisitions

As a result of the related party nature of the transactions of acquiring real estate from our Sponsor, we are required to record the real estate assets acquired at the Sponsor’s historical cost, or carryover basis. The difference between the purchase price to acquire the real estate assets and the carryover basis in the real estate assets results in a reduction of our capital (see Note 3 to the consolidated financial statements of the Company, which can be found in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025, linked here, which is incorporated herein by reference). We recognize an asset acquired from a related party and begin recording activity related to the asset as of the execution of the deed transfer. We also acquire real estate assets from third parties which are recorded at cost as of the date of closing.

Depreciation

We use the straight-line method of depreciation for buildings and building improvements, depreciating such assets over an estimated useful life of 27.5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as they are incurred. Depreciation expense amounted to $2,369,784 and $1,031,658 for the years ended December 31, 2025 and 2024, respectively, and is included in depreciation expense in the accompanying consolidated financial statements.

Impairment of Real Estate

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate may not be recoverable, management assesses whether the carrying value of the asset will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the asset. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2025 and 2024, the Company did not record any impairment charges related to its real estate assets.

Revenue Recognition and Expenses

The majority of the Company’s revenue is earned through the lease of its residential properties. These revenues are accounted for as leases under Accounting Standards Codification Topic 842, Leases. Interest income is recognized on the accrual basis and recorded in the period in which it is earned. Other income consists of charges billed to tenants for utilities, administrative, applications, and other fees and is recorded in the period in which it is earned. Expenses are recognized when incurred.

Resident Receivables

Resident receivables are comprised of rents and other fees due from residents. The Company assesses the collectability of resident receivables on an ongoing basis and makes valuation adjustments as needed based upon its estimate of the likelihood of collectability of amounts due from residents. Recoveries of resident receivables previously written off are recorded as recoveries when received. The allowance for uncollectible receivables was $0 as of December 31, 2025 and 2024.

Deferred Financing Costs and Amortization

Deferred financing costs represent costs incurred to obtain financing. They are recorded at cost and amortized using a method which approximates the effective interest method over the life of the related loan. Deferred financing costs are presented as a direct deduction from the carrying amount of the mortgage loans payable in the accompanying consolidated financial statements. If the mortgage loans are retired early, the related unamortized deferred financing costs are fully amortized and written off in the period the debt is retired. For the year ended December 31, 2025, the Company incurred financing costs of $1,839,229. In addition, for the year ended December 31, 2025, amortization of financing costs totaled $163,129, which is included in interest expense in the accompanying consolidated financial statements. For the year ended December 31, 2024, the Company incurred financing costs of $725,259. In addition, for the year ended December 31, 2024, amortization of deferred financing costs totaled $40,430, which is included in interest expense in the consolidated financial statements.

Fair Value Disclosures

We may be required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values may not be readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We will determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

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DESCRIPTION OF OUR UNITS

The following descriptions of our Units, certain provisions of Georgia law and certain provisions of our articles of organization and operating agreement are summaries and are qualified by reference to Georgia law, our articles of organization and our operating agreement, copies of which are filed as exhibits to the offering statement of which this offering circular is a part.

General

We are a Georgia limited liability company organized on December 8, 2020 under the Georgia Limited Liability Company Act, or Georgia LLC Act, issuing limited liability company membership interests. The limited liability company membership interests in the Company will be denominated in units of limited liability company membership interests (“Units”) and, if created in the future, preferred units of limited liability company membership interests (“Preferred Units”). Our operating agreement provides that we may issue an unlimited number of Units with the approval of our Manager and without member approval. As of April 30, 2026, the aggregate Units outstanding totaled approximately 791,017 for total net offering proceeds of approximately $107,528,368.

All of the Units offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Units, as determined by our Manager, the holders of such Units will not be liable to us to make any additional capital contributions with respect to such Units (except for the return of distributions under certain circumstances as required by Sections 14-11-407, 14-11-408 and 14-11-409 of the Georgia LLC Act). Holders of Units have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the Company and no preferential rights to distributions. However, holders of our Units will be eligible to participate in our quarterly redemption plan, as described below in “Description of our Units—Quarterly Redemption Plan”.

We have a December 31 fiscal year end. In addition, we made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2022.

Distributions

Distributions have been, and we expect that will continue to be, declared by our Manager and made on a quarterly basis, or less frequently as determined by our Manager. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that the Manager will continue to set the rate of distributions at a level that will be reasonably consistent and sustainable over time. Members will be entitled to declared distributions on each of their Units from the time the Units are issued to the Member until the redemption date as described below in “Description of our Units—Quarterly Redemption Plan”.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions are not guaranteed. Distributions will be authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate properties, real estate-related assets and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Manager and dealer manager for services provided to us. See “Management Compensation.” Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining Members.

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We are not prohibited from distributing our own securities in lieu of making cash distributions to Member. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause Members to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our Units on a stock exchange or other trading market, nor is it expected that a public market for the Units will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

Our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce your adjusted tax basis in your Units, and to the extent that it exceeds your adjusted tax basis will be treated as gain resulting from a sale or exchange of such Units.

Voting Rights

Our Members will have voting rights only with respect to certain matters, as described below. Each outstanding Unit entitles the holder to one vote on all matters submitted to a vote of Members until the redemption date as described below in “Description of our Units—Quarterly Redemption Plan”. Generally, matters to be voted on by our Members must be approved by either a majority or supermajority, as the case may be, of the votes cast by all Units present in person or represented by proxy, or by written consent. Our operating agreement provides that meetings of Members may be called by our Manager or by Members owning more than 50% of the Units. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority of the Units:

●	any amendment to our operating agreement if such amendment would limit the rights of the Members of any class or series of Units or would otherwise have an adverse effect on such Members; and
●	removal of a member of our board of managers for “cause” as described under “Management—Term and Removal of the Manager” (two-thirds of our Members who are not affiliated with the Manager or its affiliates are needed for this vote).

General Procedures

Adjustments for Distributions.

Upon the redemption of any Units, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Units subject to the redemption request with record dates during the period between the redemption request date and the date of redemption. If a redemption date with respect to Units comes after the record date for the payment of a distribution to be paid on those Units but before the payment or distribution, the registered holders of those Units at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those Units or our default in payment of the distribution.

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Preferred Units

The Georgia LLC Act allows the creation of ownership interests of different classes of limited liability company membership interests, having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes of membership interests. In accordance with this provision, our operating agreement provides that our Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred units of limited liability company membership interests (“Preferred Units”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized Preferred Units will be available for issuance without further action by our Members. Our Manager is authorized to fix the number of Preferred Units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without Member approval.

We could issue a class or series of Preferred Units that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of Units might believe to be in their best interests or in which holders of Units might receive a premium for their Units .

Transfer Agent and Registrar

We have engaged BitGo Stakeholder Services LLC as our transfer agent.

Operating Agreement

Non-Member Manager

●	Roots REIT Management, LLC, a wholly owned subsidiary of Seed InvestCo, LLC, our sponsor, is our non-member manager. Our Manager will generally not be entitled to vote on matters submitted to our Members, although its approval will be required with respect to certain amendments to the operating agreement that would adversely affect its rights. Our Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.
●	Our operating agreement further provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Members and will not be subject to any different standards imposed by our operating agreement, the Georgia LLC Act or under any other law, rule or regulation or in equity.

Organization and Duration

We were formed on December 8, 2020, as a Georgia limited liability company. We will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Georgia law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a Unit, you will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to our operating agreement. Pursuant to this agreement, each Member and each person who acquires a Unit from a Member grants to our Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

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No Fiduciary Relationship with our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our Members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the manager or one of our Manager’s directors or officers.

Insofar as the forgoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Board

Management of the Company is vested in its board of managers (the “Board”). The Board’s sole member is the Manager. Each member of the Board may be removed for “cause” (as defined in herein in respect of the removal of the Manager) by a two-third vote of our Units who are not affiliated with the Manager, our Sponsor or their affiliates.

Amendment of our Operating Agreement; Exclusive Authority of our Manager to Amend our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Manager. Our Manager will not be required to seek approval of the Members to adopt or approve any amendment to our operating agreement, except to the extent that such amendment would limit the rights of the holders of any class or series of Units or would otherwise have an adverse effect on such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of Units so affected.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our Manager to dissolve us with approval of holder of at least a majority of the Units; (2) the entry of a decree of judicial dissolution of the Company; or (4) at any time that we no longer have any Members, unless our business is continued in accordance with the Georgia LLC Act.

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Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and federal income tax purposes, our fiscal year and our tax year are the calendar year.

Determinations by our Manager

Any determinations made by our Manager under any provision described in our operating agreement will be final and binding on our Members, except as may otherwise be required by law, including any determination by our Manager to revoke or otherwise terminate our REIT election, without approval of our Members, if the Manager determines that it is no longer in our best interests to continue to qualify as a REIT.

Member Rights and Arbitration of Disputes

Our operating agreement requires that all parties to the operating agreement in any action, lawsuit or proceeding, whether in contract or in tort, relating to any dispute arising under or in connection with the operating agreement or any transaction described in the operating agreement or to any dispute between the parties, including claims arising from federal securities laws, (i) waive their right to trial by jury and (ii) submit to binding arbitration in Atlanta, Georgia. As a result, Investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the operating agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Georgia, we believe that the arbitration provision in the operating agreement is enforceable under federal law and the laws of the State of Georgia.

Investors cannot waive the Company’s compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the Company because it limits the ability of Investors to bring a claim in a judicial forum they find favorable, and limits investors’ ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the operating agreement or subscription agreement. Members will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

In addition, if the arbitration provision is overruled or otherwise deemed unenforceable, the Operating Agreement provides that the state or federal courts located in the State of Georgia will have exclusive jurisdiction over such claims and includes a waiver of the right to a jury trial in any such proceeding.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, Units of the Company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding Units may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”

To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number and value of our Units and the number and value of Units of the Company that a person may own. In addition, our operating agreement prohibits the ownership of more than 9.8% in value of our Units, unless exempted by our Manager. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our Units, whichever is more restrictive. We refer to these limits collectively as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the Units of the Company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of Units.

The applicable constructive ownership rules under the Code are complex and may cause our Units owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of our Units, whichever is more restrictive, or 9.8% by value or number of our Units, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, our Units by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular Member if the Member’s ownership in excess of the ownership limit would not result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) except during the first taxable year for which we elect to be a REIT and/or during the first half of our second taxable year for which we elect to be treated as a REIT and only to the extent it does not result in us failing to qualify as a REIT, or otherwise would result in us failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Manager in order to determine or ensure the Company’s qualification as a REIT. In addition, our Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

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In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the Units then outstanding of the Company or the Company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our Units or Units of the Company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our Units of the Company, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our Units of the Company, as applicable, in excess of such percentage ownership of our Units of the Company will be in violation of the ownership limit.

Our operating agreement further prohibits:

●	any person from beneficially or constructively owning, applying certain attribution rules of the Code, Units of the Company that would result in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and
●	any person from transferring our Units if such transfer would result in our Units being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our Units that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our Units, or who would have owned our Units transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our Units will not apply if our Manager determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our Units as described above is no longer required in order for us to qualify as a REIT.

In addition, if our Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our Units, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our Units, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our Units, within 30 days after the end of each taxable year, must give us written notice, stating the Member’s name and address, the number of Units of each class of the Company that the Member beneficially owns and a description of the manner in which the Units are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the Member’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each Member must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance. Any certificates representing our Units, if any, will bear a legend referring to the restrictions described above. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Units or otherwise be in the best interest of the holders of the Units.

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Valuation Policies

Our NAV per Unit will be calculated at the end of each fiscal quarter by our internal process that reflects several components, including (1) estimated values of each of our real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances reports of the underlying real estate provided by a valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) other assets and liabilities valued at book value,

(4) accruals of our periodic distributions and (5) estimated accruals of our operating revenues and expenses. In instances where an appraisal of the real estate asset is necessary, we will engage an appraiser that has expertise in appraising real estate assets, to act as our valuation expert. The valuation expert will not be responsible for, or prepare, our quarterly NAV per Unit. The final determination of our quarterly NAV per Unit will be made by our Manager.

See below for a list of the components used by the Company to calculate its NAV:

Cash on Hand
Total AR
Current Assets
Notes Receivable - Seed
Other Assets
Total Assets non - RE

plus

Total FMV of Real Estate

= Total Assets

minus

Accounts Payable
Total Other Liabilities
Total Long term Liabilities
Total Liabilities

= Total Net Asset Value

If a material event occurs between scheduled annual valuations that our Manager believes may materially affect the value of any of our real estate assets and investments, including related liabilities, our Manager anticipates informing the valuation expert so that, if appropriate, the valuation expert can adjust the most recent valuations provided in the applicable report, if any, to account for the estimated impact. We will determine our NAV per Unit by dividing our NAV in such fiscal quarter by the number of our Units outstanding as of the end of such fiscal quarter, prior to giving effect to any Unit purchases or redemptions to be effected for such fiscal quarter.

We may engage a valuation expert with expertise in appraising certain real estate assets to provide annual valuations of certain real estate assets and investments, including related liabilities, to be set forth in reports of the underlying real estate, and to adjust those valuations for events known to the valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected real estate assets and investments and related liabilities. In addition, our assets may include liquid assets, which will not be valued by our valuation expert, and cash and cash equivalents. We will amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we will amortize asset acquisition costs over five years. Our liabilities will also include accrued fees and operating expenses, accrued distributions payable, accrued management fees, which will be estimated by our Manager. Our Manager will be responsible for ensuring that the valuation expert discharges its responsibilities in accordance with our valuation guidelines, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

Our goal is to provide a reasonable estimate of the market value of our Units on a quarterly basis. However, our assets will consist of real estate investments and, as with any real estate valuation protocol, the conclusions reached by our independent valuation expert or our Manager will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments.

In addition, for any given quarter, our published NAV per Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per Unit may not reflect the precise amount that might be paid for your Units in a market transaction, and any potential disparity in our NAV per Unit may be in favor of either Members who redeem their Units, or Members who buy new Units, or existing Members.

The following table sets forth the calculations for our most recently announced NAV per Unit:

NAV as of April 10, 2026
Cash on Hand	$7,289,370
Total AR	$22,488
Current Assets	$2,402,501.53
Notes Receivable - Seed	$28,917,239
Other Assets	$3,781,640.63
Total Assets non - RE	$42,413,238.71

plus

Total FMV of Real Estate	$186,083,316.87

= Total Assets	$228,496,555.58

minus

Accounts Payable	$(2,286,142.19)
Total Other Liabilities	$(2,827,635.64)
Total Long term Liabilities	$(106,778,848.24)
Total Liabilities	$(111,892,626.07)

= Total Net Asset Value:	$116,603,929.51
Units Outstanding:	761,768.66

Net Asset Value per Unit:	$153.07

Quarterly Unit Price Adjustments

The offering price per Unit equals our NAV per Unit (calculated as our NAV divided by the number of our Units outstanding as of the end of the prior fiscal quarter) and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). See “Description of Our Units — Distribution Reinvestment Plan” for additional information. While this offering is ongoing, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per Unit and the offering price per Unit that will be applicable for the following three-month period, which we refer to as the pricing supplement. Additionally, we will identify the current offering price per Unit as well as our NAV per Unit on our website, www.investwithroots.com. Our website will also contain this offering circular, including any supplements and amendments. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per Unit to change by 5% or more from the last disclosed NAV per Unit. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per Unit and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per Unit information provided on our website. We also use that updated NAV per Unit to determine whether to change the offering price for new Units for the remainder of the fiscal quarter. Any subscriptions that we receive prior to our announcement of a new offering price per Unit will be executed at the price per Unit in effect on the date the subscription is received. Thus, even if settlement occurs following the announcement of a new offering price per Unit, the purchase price for the Units will be the price in effect at the time the subscription was received.

Upon the Company’s qualification of its initial offering, the Company’s NAV price per Unit was $110. The historical NAV and NAV price per Unit since that time is listed below:

Effective Date	Period of NAV price per Unit	NAV	NAV price per Unit
July 20, 2022	Q3 2022	$7,345,300	$112
October 15, 2022	Q4 2022	$8,628,821	$115
January 20, 2023	Q1 2023	$9,681,626	$118
April 1, 2023	Q2 2023	$11,894,969	$120
July 1, 2023	Q3 2023	$15,557,996	$124
October 1, 2023	Q4 2023	$19,178,984	$126
January 2, 2024	Q1 2024	$25,989,910	$128
April 4, 2024	Q2 2024	$32,276,980	$131
July 10, 2024	Q3 2024	$39,109,696	$133
October 10, 2024	Q4 2024	$47,733,026	$137
January 10, 2025	Q1 2025	$55,927,319	$140
May 5, 2025	Q2 2025	$67,003,458	$142
July 9, 2025	Q3 2025	$76,429,074	$144
October 9, 2025	Q4 2025	$91,873,185	$147.50
January 10, 2026	Q1 2026	$102,758,398	$150.81
April 10, 2026	Q2 2026	$116,603,930	$153.07

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Quarterly Redemption Plan

While you should view your investment as long-term, we have adopted a Unit redemption program, whereby each quarter, no more than five percent (5%) of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed, while this offering is ongoing. These caps may be reduced or increased, at any time, in the Manager’s sole discretion. We may make redemptions upon the death of a Member or in special circumstances as determined by the Manager, in its sole and absolute discretion (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”). Furthermore, the Manager reserves the right, in its sole and absolute discretion, to redeem some or all of a Member’s Units at any time, without notice, for any reason or no reason, and to consider redemption requests outside the fifteen (15) day window set forth above.

For ordinary redemptions, the purchase price per Unit will depend upon how long a Member requesting redemption has held his or her Units. Exception redemptions, and redemptions made by the Manager (without request by the Member) are not subject to any discount associated with the amount of time the Units were held and will be redeemed at 100% of the most recently announced NAV per Unit. For all other redemptions, we will redeem the Units at the most recently announced NAV per Unit, multiplied by the Effective Redemption Rate set forth in the table below:

Unit Redemption Anniversary	Effective Redemption Rate
Less than 1 year	92%
1 year or more	100%
Death or Exception Redemption	100%

Our Units are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our Units. In order to provide our Members with some liquidity, we have adopted a Unit redemption program that may enable you to sell your Units to us in limited circumstances.

Members may present for redemption all or a portion of their Units to us in accordance with the procedures outlined herein. Upon such presentation, we may, subject to the conditions and limitations described below, redeem the Units presented to us for cash subject to the availability of cash to fund such redemption, which will be determined by our Manager, in its full discretion.

In the event there are insufficient funds to honor all requested Unit redemptions, we will use the funds available and honor the redemption requests on a pro-rata basis.

At any time we are engaged in an offering of Units, the price at which time we will redeem Units will never be greater than the applicable per Unit offering price in effect on the date of the Unit redemption. There is currently no secondary trading market for the Company’s Units and the Company does not currently have plans to list its Units on a securities exchange or other market, however, in the event a secondary trading market for the Company’s Units develops, or the Company does determine to list its Units on a securities exchange or other market, the Company will terminate its unit redemption program.

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Redemptions of our Units will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter and will be made within 15 days of the end of the applicable quarter, which we refer to as the redemption date. Members may withdraw their redemption request any time prior to the redemption date. If we agree to honor a redemption request, the Units to be redeemed will cease to accrue distributions or have voting rights as of the redemption date. If we are unable to honor a redemption request, you can (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future quarter, if any, when such redemption can be made pursuant to the limitation of the redemption program when sufficient funds are available.

We intend to limit the number of Units to be redeemed during any calendar year to 5.0% of the weighted average number of Units outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). During the period that this offering is ongoing, all Members who have held their Units for at least one year may request us to redeem up to $100,000 of their Units quarterly, up to the aggregate quarterly and annual limitations discussed above. Once we have concluded this offering, we intend to evaluate Unit redemption levels on a quarterly basis depending on our available cash. We also reserve the right to change the above-described thresholds at any time.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan, you may elect to have your distributions, excluding those distributions that our Manager designates as ineligible for reinvestment through the plan, reinvested in additional Units, in lieu of receiving cash distributions. The following discussion summarizes the principal terms of this plan. Exhibit 4.2 to this offering circular contains the full text of our distribution reinvestment plan.

Eligibility

All of our Members are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in our distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

You must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current offering circular or in the subscription agreement. Participants must agree to notify us promptly when they no longer meet these standards. See “Suitability Standards” (immediately following the cover page) and the form of subscription agreement attached hereto as Exhibit 4.1 to this offering circular.

Election to Participate

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to include all of your investments in our distribution reinvestment plan in their entirely or not at all. You may not choose to include a portion of your investments in the distribution reinvestment plan.

We reserve the right to prohibit qualified retirement plans from participating in our distribution reinvestment plan if such participation would cause our underlying assets to constitute “plan assets” of qualified retirement plans. See “ERISA Considerations.”

Unit Purchases

Units will be purchased under our distribution reinvestment plan on the distribution payment dates. Participants in the distribution reinvestment plan may purchase fractional Units so that 100% of the distributions will be used to acquire Units.

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Participants in the distribution reinvestment plan will acquire Units at a price equal to the NAV as updated quarterly.

Transaction History

You or your designee will have access to a transaction listing showing your purchases under our distribution reinvestment plan. Your transaction history will contain the following information:

●	each distribution reinvested for your account;
●	the date of the reinvestment;
●	the number and price of the Units purchased by you; and
●	the total number of Units in your account.

Use of Proceeds

We expect to use the net proceeds from the sale of Units under our distribution reinvestment plan for general corporate purposes including, but not limited to, the following:

●	the acquisition of real estate investments; and
●	the repayment of debt.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all Units, including fractional Units that you acquire through our distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in our distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. Specifically, you will be treated as if you have received the distribution from us in cash and then applied such distribution to the purchase of additional Units. In addition, to the extent you purchase Units through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any. You will be taxed on the amount of the distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. See “Federal Income Tax Considerations—Taxation of Taxable U.S. Members” and “Federal Income Tax Considerations—Taxation of Non-U.S. Members.” You may be subject to backup withholding if you fail to comply with certain tax requirements. See “Federal Income Tax Considerations—Backup Withholding and Information Reporting.”

Termination of Participation

Once enrolled, you may continue to purchase Units under our distribution reinvestment plan until we have: sold all of the Units registered in this offering; terminated this offering; or terminated our distribution reinvestment plan. You may terminate your participation in our distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least ten (10) business days prior to the last business day of the month to which the distribution relates, and the participant’s termination will be effective for the next date Units are purchased under the distribution reinvestment plan. Any transfer of your Units will effect a termination of the participation of those Units in our distribution reinvestment plan. We will terminate your participation in our distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our operating agreement, unless you have obtained an exemption from the ownership limit from our Manager. We may also terminate your participation in our distribution reinvestment plan if your investment would cause us to exceed the 25% limit set forth in the section of the offering circular entitled “ERISA Considerations.”

Amendment or Termination of Plan

We may amend or terminate our distribution reinvestment plan for any reason at any time upon ten (10) days’ notice to the participants. We may provide notice by including such information (a) in a material events filing or in our annual or semi-annual reports, all publicly filed with the SEC or (b) in a separate mailing to the participants.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our Units. For purposes of this section, references to “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” means only Roots Real Estate Investment Community I, LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular Member in light of its investment or tax circumstances or to Members subject to special tax rules, such as:

●	U.S. expatriates;
●	persons who mark-to-market our Units;
●	subchapter S corporations;
●	U.S. Members who are U.S. Persons (as defined below) whose functional currency is not the U.S. dollar;
●	financial institutions;
●	insurance companies;
●	broker-dealers;
●	regulated investment companies;
●	trusts and estates;
●	holders who receive our Units through the exercise of employee stock options or otherwise as compensation;
●	persons holding our Units as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
●	persons subject to the alternative minimum tax provisions of the Code;
●	persons holding our Units through a partnership or similar pass-through entity;
●	persons holding a 10% or more (by vote or value) beneficial interest in the Company;
●	tax exempt organizations, except to the extent discussed below in “—Taxation of Tax Exempt U.S. Members;” and
●	Non-U.S. Persons (as defined below), except to the extent discussed below in “—Taxation of Non-U.S. Members.”

This summary assumes that Members will hold our Units as capital assets, which generally means as property held for investment.

For the purposes of this summary, a “U.S. Person” is a beneficial owner of our Units who for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;
●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. Person.

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For the purposes of this summary, a “U.S. Member” is a beneficial owner of our Units who is a “U.S. Person.” A tax-exempt organization is a U.S. Person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a “Non-U.S. Person” is a beneficial owner of our Units who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a “Non-U.S. Member” is a beneficial owner of our Units who is a Non-U.S. Person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR UNITS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR UNITS TO ANY PARTICULAR MEMBER WILL DEPEND ON THE MEMBER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR UNITS.

Taxation of the Company

We made an election to be taxed as a REIT, commencing with the taxable year ended December 31, 2022. We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of Unit ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

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Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our Members. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level (or in our case as a limited liability company, the member level), upon a distribution of dividends by the REIT.

Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

●	We will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed cashless income such as accrued but unpaid interest.
●	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.
●	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.
●	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.
●	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.
●	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.
●	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.
●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our Members, as described below in “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”
●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any Taxable REIT Subsidiary, or “TRS”, and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.
●	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

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●	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a Member would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the Member), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the Member’s basis in our Units.
●	We may own subsidiaries that will elect to be treated as TRSs, and we may hold equity interests in our borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.
●	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in Real Estate Mortgage Investment Conduits, or “REMICs”, or “taxable mortgage pools” to the extent our Units are held in record name by specified tax exempt organizations not subject to tax on Unrelated Business Tax Income, or “UBTI”, or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities, referred to as the 5/50 Test in this offering circular;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes our Manager. Our Units are generally freely transferable, and we believe that the restrictions on ownership and transfers of our Units do not prevent us from satisfying condition (2). Although we are organized as a limited liability company, for U.S. federal income tax purposes we elected to be classified as a corporation in compliance with condition (3). Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. We believe that the Units sold in this offering will allow us to timely comply with condition (6). To monitor compliance with the Unit ownership requirements, we are generally required to maintain records regarding the actual ownership of our Units. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our Units, which are intended to assist us in satisfying the share ownership requirements described above.

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Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, under recently enacted rules that take effect for taxable years beginning after December 31, 2017, a partnership in which we invest may be required to pay the hypothetical increase in partner-level taxes resulting from an adjustment of partnership tax items on audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our Members.

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A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to Members who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Members” and “—Annual Distribution Requirements.”

We may hold any equity interests we receive in our borrowers or certain other investments through one or more TRSs. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rental Income

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

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We do not anticipate deriving rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in sufficient amounts to jeopardize our status as REIT. We also do not anticipate deriving impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT.

Dividend Income

We may receive material distributions from TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items and U.S. Government securities. For this purpose, real estate assets include interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above). Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset class. Third, assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

We believe that our assets will be structured in a manner that will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets. We may not obtain independent appraisals to support our conclusions concerning the values of our assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, we may rely on our own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

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Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our Members in an amount at least equal to:

(a)	the sum of:

●	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and
●	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to Members of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each Member on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our Members in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every Member of the class of Units with respect to which we make a distribution the same as every other Member of that class, and we must not treat any class of Units other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our Units if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of Taxable U.S. Members — Redemptions of Units” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.)

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To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our Members include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our Members would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “—Gross Income Tests—Phantom Income” above. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, Members would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to Members in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, we intend to conduct our operations so that assets owned by us (or assets that are the subject of a shared appreciation provision that we own) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in our TRSs or that we will not engage in prohibited transactions outside of our TRSs.

We generally intend to comply with the statutory safe harbor when selling properties outside of a TRS (or when our joint ventures sell properties outside of a TRS) that we believe might reasonably be characterized as held primarily for sale to customers in the ordinary course of a trade or business for U.S. federal income tax purposes, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS or a court might disagree with our determination that any particular property was not so held and therefore assert that a non-safe harbored sale of such property was subject to the 100% penalty tax on the gain from the disposition of the property. One of the factors considered by the courts in determining whether a taxpayer held property primarily for sale to customers in the ordinary course of a trade or business is the frequency and continuity of sales. While the 100% tax will not apply to a safe-harbored sale, safe-harbored sales generally would be taken into account in assessing the frequency and continuity of our sales activity for purposes of analyzing sales outside of the safe harbor.

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The potential application of the prohibited transactions tax could cause us to forgo potential dispositions of other property or to forgo other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. The amount of such TRS taxes could be substantial .

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our Members in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our Members will generally be taxable in the case of U.S. Members (as defined above) who are individuals at a maximum capital gains rate of 20%, and dividends in the hands of our corporate U.S. Members may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Members

This section summarizes the taxation of U.S. Members that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. Members out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. Members who receive dividends from taxable subchapter C corporations. As discussed above, if we realize excess inclusion income and allocate it to a taxable U.S. Members, that income cannot be offset by net operating losses of such Members.

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In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. Members as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Members has held our Units. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. Members will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. Members will increase their adjusted tax basis in our Units by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. Members may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Members who are individuals and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. Members who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. Member to the extent that they do not exceed the adjusted tax basis of the U.S. Member’s Units in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these Units. To the extent that such distributions exceed the adjusted tax basis of a U.S. Member’s Units, they will be treated as gain from the disposition of the Units and thus will be included in income as long-term capital gain, or short-term capital gain if the Units have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. Members and do not offset income of U.S. Members from other sources, nor do they affect the character of any distributions that are actually made by us.

Dispositions of Our Units

In general, capital gains recognized by individuals and other non-corporate U.S. Members upon the sale or disposition of our Units will be subject to a maximum U.S. federal income tax rate of 20% (the current capital gain tax rate) if such Units were held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if such Units were held for one year or less. Gains recognized by U.S. Members that are corporations are subject to U.S. federal income tax at a current rate of 21%, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. Member upon the disposition of our Units held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the Units have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. Member but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our Units by a U.S. Members who has held the Units for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. Member as long-term capital gain.

Redemptions of Units

A redemption of the Units will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed Units. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the Member, (ii) results in a “complete termination” of the Member’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the Member, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in the Code, as well as Units actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective Members are advised to consult their own tax advisers to determine such tax treatment.

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If a redemption of Units is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming Member. In addition, although guidance is sparse, the IRS could take the position that Member who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such Member did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the nonredeeming Member’s basis in his Units. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “—Requirements for Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our Members’ percentage interests in our Units and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. Member with respect to our Units will be treated first as a recovery of the Member’s basis in the Units (computed separately for each block of Units) and thereafter as gain from the disposition of our Units.

Medicare Tax on Unearned Income

U.S. Member that are individuals, estates or trusts may be required to pay an additional 3.8% federal tax on net investment income including, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. Member should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Units.

Taxation of Tax Exempt U.S. Members

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their Unrelated Business Taxable Income, or “UBTI.” While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. Member has not held our Units as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt Member) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our Units generally should not give rise to UBTI to a tax exempt U.S. Member. Excess inclusion income as allocated to a tax-exempt U.S. Member will be treated as UBTI (or, in the case of a disqualified organization, taxable to us). See “—Excess Inclusion Income.”

Tax exempt U.S. Members that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our Units, collectively owns more than 50% of such stock; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

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Tax exempt U.S. Members are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our Units.

Taxation of Non-U.S. Members

General

In general, Non-U.S. Members will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our Units. In cases where a Non-U.S. Member’s investment in our Units is, or is treated as, effectively connected with the Non-U.S. Member’s conduct of a U.S. trade or business, dividend income received in respect of our Units and gain from the sale of our Units generally will be “effectively connected income”, or” ECI”, subject to U.S. federal income tax at graduated rates in the same manner as if the Non-U.S. Member were a U.S. Member, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a Non-U.S. Member that is a corporation. Additionally, Non-U.S. Members that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our Units is not effectively connected to a U.S. trade or business of the Non-U.S. Member and that the Non-U.S. Member is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real Property Tax Act, or FIRPTA, gains from U.S. real property interests, or “USRPIs”, are treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the Non-U.S. Member were a U.S. Member (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such Non-U.S. Member. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, our Units will not be a USRPI if either (i) we are “domestically-controlled” or (ii) our Units owned are of a class that is regularly traded on an established securities market and the selling Non-U.S. Member owned, actually or constructively, 10% or less of our outstanding Units of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence). A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the REIT’s shares of common shares or the period of the REIT’s existence), less than 50% in value of its outstanding shares of common shares is held directly or indirectly by Non-U.S. Persons.

Our Units are not currently traded on an established securities market. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, although we expect that many of our assets will not themselves be USRPIs, we cannot assure you that our Units are not or will not become a USRPI in the future.

Ordinary Dividends

The portion of dividends received by Non-U.S. Members payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to Non-U.S. Members that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

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Non-Dividend Distributions

A Non-U.S. Member should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its Units. Instead, the excess portion of the distribution will reduce the adjusted basis of those Units. A Non-U.S. Member generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Units unless our Units constitute a USRPI. If our Units are USRPI, distributions in excess of both our earnings and the Non-U.S. Member’s basis in our Units will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to Non-U.S. Members in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the Non-U.S. Member’s tax basis in our Units). The withheld amounts will be credited against any U.S. tax liability of the Non-U.S. Member, and may be refundable to the extent such withheld amounts exceed the Member’s actual U.S. federal income tax liability. Even in the event our Units are not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a Non-U.S. Member may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the Member’s actual U.S. federal income tax liability.

Capital Gain Dividends

Subject to an exception that may apply if our stock is regularly traded on an established securities market, under a FIRPTA “look-through” rule, any of our distributions to Non-U.S. Members of gain attributable to the sale of a USRPI will be treated as ECI and subject to 35% withholding. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a Non-U.S. Member holder that is a corporation. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a Non-U.S. Member that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of Units and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Member does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our Units become “regularly traded” on an established securities exchange in the future.

Dispositions of Our Units

A sale of our Units by a Non-U.S. Member generally will not be subject to U.S. federal income tax unless our Units are a USRPI. If our Units are a USRPI, gain from the sale of our Units would be ECI to the Non-U.S. Member. If our Units are not a USRPI, gain from the sale of our Units would not be subject to U.S. federal income tax.

Redemptions and Liquidating Distributions

A redemption of Units by a Non-U.S. Member will be treated as a regular distribution or as a sale or exchange of the redeemed Units under the same rules of Section 302 of the Code that apply to U.S. Members and which are discussed above under “Taxation of Taxable U.S. Members—Redemptions of Units.” Subject to the FIRPTA look-through rule, (i) if our Units are a USRPI, gain from a redemption treated as a sale or exchange of our Units would be ECI to the Non-U.S. Member and (ii) if our Units are not a USRPI, gain from a redemption treated as a sale or exchange of our Units would not be subject to U.S. federal income tax.

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Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a Non-U.S. Member with respect to our Units will be treated first as a recovery of the Member’s basis in the Units (computed separately for each block of Units) and thereafter as gain from the disposition of our Units. Subject to the FIRPTA look-through rule, (i) if our Units are a USRPI, gain from a liquidating distribution with respect to our Units would be ECI to the Non-U.S. Member and (ii) if our Units are not a USRPI, gain from a liquidating distribution with respect to our Units would not be subject to U.S. federal income tax.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exception described above that may apply to a holder of no more than 10% of our Units if our Units are regularly traded on an established securities market, distributions in redemption of our Units and liquidating distributions to Non-U.S. Members will be treated as ECI and subject to 35% withholding, and also potentially subject to branch profits tax in the case of corporate Non-U.S. Members, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our Units are a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We will report to our U.S. Members and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Member may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Member that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. Member who fails to certify their non-foreign status.

We must report annually to the IRS and to each Non-U.S. Member the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Member resides under the provisions of an applicable income tax treaty. A Non-U.S. Member may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Units within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Member (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Units conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a Non-U.S. Member and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

The Foreign Account Tax Compliance Act, commonly referred to as FATCA, currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends to U.S. shareholders who own shares of our Units through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. FATCA imposes a 30% withholding tax on dividends on our Units paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding the application of FATCA to an investment in our company.

State, Local and Non-U.S. Taxes

We and our Members may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our Members may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to Members as a credit against their U.S. federal income tax liability. Prospective Members should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our Units.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our Members may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our Units.

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ERISA CONSIDERATIONS

This summary is based on provisions of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code and the regulations issued thereunder through the date of this offering circular and is designed only to provide a general conceptual understanding of certain basic issues relevant to a benefit plan investor. We cannot assure you that adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein will not occur. Any such changes may or may not apply to transactions entered into prior to the date of their enactment.

ERISA is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor, or the DOL, under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA, or ERISA Plans, and their legal advisors. In particular, a fiduciary of an ERISA Plan or IRA should consider whether an investment in our Units satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in our Units is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our Units, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan, and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan or for advising any ERISA Plan as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan to consider whether an investment in our Units by the ERISA Plan, when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan or IRA and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to ERISA Plans or IRAs, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded, including restoring to the ERISA Plan or IRA any profit realized on the transaction and reimbursing the ERISA Plan or IRA for any losses suffered by the ERISA Plan or IRA as a result of the investment. In addition, a fiduciary who causes an ERISA Plan or IRA to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan or IRA and may be subject to other potential remedies. For IRAs, if an IRA engages in a non-exempt prohibited transaction, the tax-exempt status of the IRA may be lost and result in a taxable deemed distribution of the assets of the IRA.

An ERISA Plan or IRA that proposes to invest in our Units may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such ERISA Plan or IRA (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that ERISA Plan). ERISA (and the Code) prohibits Plan Assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by certain “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the ERISA Plan or IRA that is motivated solely by the interests of the ERISA Plan or IRA. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the ERISA Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, ERISA Plans and IRAs that propose to invest in our Units should consult with their counsel to determine whether an investment in our Units would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of an ERISA Plan, referred to as Plan Assets in this offering circular, our management might be deemed to be fiduciaries of the investing ERISA Plan. In this event, the operation of the Company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, or the Plan Assets Regulation, that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

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Under the Plan Assets Regulation, the assets of an entity in which an ERISA Plan acquires an “equity interest” will generally be deemed to be assets of such ERISA Plan unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

●	in securities issued by an investment company registered under the Investment Company Act;
●	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;
●	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or
●	in which equity participation by “benefit plan investors” is not significant.

The Units will constitute an “equity interest” for purposes of the Plan Assets Regulation. The Units may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the Units will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s underlying assets would be deemed to include Plan Assets subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors”, referred to as the 25% Limit in this offering circular. For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include Plan Assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, our assets would not be considered to be Plan Assets for purposes of ERISA so long as the 25% Limit is not exceeded. Our operating agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per Unit. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company, or REOC, or a venture capital operating company, or VCOC. An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

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If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as Plan Assets of any investing ERISA Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute Plan Assets for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute Plan Assets, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their Units upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our Units.

Units sold by us may be purchased or owned by investors who are investing ERISA Plan assets. Our acceptance of an investment by an ERISA Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for an ERISA Plan. In consultation with its advisors, each prospective ERISA Plan investor should carefully consider whether an investment in the Company is appropriate for, and permissible under, the terms of the ERISA Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our Units.

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PLAN OF DISTRIBUTION

We are offering in this Follow-On Offering up to $75,000,000 in Units. As of April 30, 2026, we have raised $57,196,461 in the preceding twelve months prior thereto, therefore, as of May 1, 2026, we are permitted to raise $17,803,539 over the subsequent 12-month period. Notwithstanding the foregoing, the total offering amount may change from time to time (increase or decrease), depending on the calculation of the total amount raised during the trailing twelve months, as of the date of such calculation, and any change in such offering amount will be reflected in a future post-qualification amendment to this offering circular. Our Units being offered hereby will primarily be offered through the RootsCom Platform investment portal at www.investwithroots.com. We will not be using a broker dealer to sell the Units.

The investment portal on the RootsCom website is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the investment portal on the RootsCom website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our Units, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to the offering statement as Exhibit 4.1, and wire funds for its subscription amount in accordance with the instructions provided therein.

Settlement for subscriptions agreements may occur up to 15 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of the Company, including for tax purposes, and the Units will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a member. The number of Units issued to an investor will be calculated based on the price per Unit in effect on the date we receive the subscription.

The Company, or the Manager, acting on the Company’s behalf, reserves the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If any prospective investor’s subscription is rejected, the Company will not draw funds from the prospective investor and any funds received from such investor will be returned without interest or deduction.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Units are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Units offered hereby are offered and sold only to “qualified purchasers” or at a time when our Units are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

We intend to offer and sell our Units in this offering to qualified purchasers in every state of the United States.

Certificates Will Not be Issued

We will not issue certificates. Instead, our Units will be recorded and maintained on the Company’s membership register.

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Transferability of our Units

Our Units are generally freely transferable by our Members subject to any restrictions imposed by applicable securities laws or regulations, compliance with the restrictive transfer provisions of our operating agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any of our Units in violation of our operating agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom our Units are attempted to be transferred in violation of our operating agreement will not be entitled to vote on matters coming before the Members, receive distributions from the Company or have any other rights in or with respect to our Units. We will not have the ability to reject a transfer of our Units where all applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

No Escrow

The proceeds of this offering will not be placed into an escrow account.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering, although only when accompanied by or preceded by the delivery of this offering circular, including, in the context of electronic sales materials, a hyperlink to the offering circular. These materials may include: property brochures, articles and publications concerning real estate, public advertisements, audio-visual materials, “pay per click” advertisements on social media and search engine internet websites, electronic correspondence transmitting the offering circular, electronic brochures containing a summary description of this offering, electronic fact sheets describing the general nature of this offering and our investment objectives, online investor presentations, website material, electronic media presentations, client seminars and seminar advertisements and invitations, and third party industry-related article reprints in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Units, these materials will not give a complete understanding of this offering, us or our Units and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Units.

Offering Circular Supplements and Post-Qualification Amendments

We intend to file a sticker supplement pursuant to Rule 253(g) under the Securities Act during the distribution period describing each real estate-related asset not identified in the offering circular at such time as there arises a reasonable probability that such asset will be acquired. Each sticker supplement shall disclose all compensation and fees received by our Manager and its affiliates in connection with any such acquisition. We also intend to consolidate such supplements into a post-qualification amendment at least once a year.

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HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase our Units who satisfy the “qualified purchaser” standards should proceed as follows:

●	Read this entire offering circular and any supplements accompanying this offering circular.
●	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included as an exhibit to this offering circular. All or part of the subscription agreement may be presented to the subscriber for completion and execution either electronically or in paper format. As outlined in the subscription agreement, each investor will need to electronically complete a Form W-9.
●	Electronically provide ACH instructions to us for the full purchase price of our Units being subscribed for.

By executing the subscription agreement, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that for investors who do not qualify as “accredited investors” under Rule 501(a) of Regulation D, such subscription for Units does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Subscriptions will be accepted or rejected by us as soon as reasonably practicable. We will not draw funds from any subscriber until the date your subscription is accepted. If we accept your subscription, we will email you a confirmation.

Minimum Purchase Requirements

The minimum investment amount will initially be set at $100.00 in Units. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new investment amount on the RootsCom Platform at least two (2) days in advance of that new minimum amount taking effect. Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply to all new purchasers. If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $153.07 (or the then NAV of our Units).

Purchase of Units by Retirement Accounts

With respect to any investor who elects to open a new account with our preferred independent custodian to purchase Units through an IRA or other tax deferred account, our Sponsor will not pay custodial account maintenance fees. Neither we nor any of our affiliates are affiliated with, or receive any compensation or any other remuneration from, any such custodian, nor do we or our Manager offer any retirement plans or investment advice to any individual investor. Any statements made or information provided by such custodian are made solely by such custodian and do not represent the position or opinions of, are not endorsed by and are not binding on us or our affiliates.

LEGAL MATTERS

Certain legal matters, including the validity of Units offered hereby, have been passed upon for us by Williams Business Law, LLC.

EXPERTS

The audited consolidated financial statements of the Company and its subsidiaries, as of December 31, 2025 and 2024, and for the years then ended, are incorporated in this offering circular and elsewhere in the offering statement by reference from the Company’s Annual Report on Form 1-K for the year ended December 31, 2025, and have been audited by Moore, Colson & Company, P.C., independent auditor, as stated in its report thereon, incorporated herein by reference in reliance the report of such firm given upon the authority of said firm as experts in accounting and auditing.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so. As further described under “Description of our Units—Valuation Policies”, we will use the estimated market values provided as well as inputs from other sources in the calculation of our quarterly net asset value (NAV) per Unit.

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ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we became subject to the informational reporting requirements that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

The information incorporated by reference herein is an important part of the offering statement and this offering circular. The following documents previously filed with the SEC are incorporated by reference into the offering statement and this offering circular:

●	Our Annual Report on Form 1-K for the fiscal year ended December 31, 2025, filed with the SEC on April 30, 2026.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Roots Real Estate Investment Community I, LLC

1344 La France Street NE

Atlanta, Georgia 30307

Attn: Investor Relations

Email: investments@investwithroots.com

404-965-4162

Within 120 days after the end of each fiscal year we will provide to our Members of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

We also maintain a website at www.investwithroots.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

The consolidated financial statements of the Company can be found in “Item 7. Financial Statements” of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025, which can be found here, which is incorporated herein by reference.

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APPENDIX A

RULE 251(d)(2)(i)(C)

(d) Offering conditions—

(2) Sales.—

(i) No sale of securities may be made:

(C) In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§ 230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise, or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser’s:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§ 230.501)); or

(2) Revenue or net assets for such purchaser’s most recently completed fiscal year end if a non-natural person.

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Roots Real Estate Investment Community I, LLC

Sponsored by

Seed InvestCo, LLC

UP TO $75,000,000 IN UNITS

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth below. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

May 12, 2026